As filed with the Securities and Exchange Commission on April 14, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information Provided to Shareholders and Securities Exchanges

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

New Skies Satellites Annual Report 2003

New Skies Satellites
Annual Report 2003

Contents

New Skies Satellites, one of only four global fixed satellite communications companies, offers video, Internet, data and voice communications services to a range of broadcasters, Internet service providers, network integrators, telecommunications companies and government entities around the world.

We combine the technical and financial strength of an experienced operator with the agility and resourcefulness of an entrepreneurial company to provide the highest quality communications services that enable our customers and ourselves to grow.

New Skies is a publicly traded company listed on the Euronext Amsterdam exchange and the New York Stock Exchange.

01	2003 highlights
02	Chairman’s letter
04	Chief Executive’s letter
08	Management
10	Operating and financial review and prospects
20	Report of the Supervisory Board
21	Information regarding the members of the Supervisory Board
23	New Skies’ corporate governance structure
24	Responsibility for financial statements
25	Index to financial statements

An open network with global coverage

NSS-5
Optimal coverage of the vast geography embracing the West Coast of the United States, the Pacific Rim and everything in between for government users, broadcasters, carriers and the maritime industry

Orbital location: 183º east
Launch date: 1997
Estimated end of maneuver life: 2015
*Payload:
C-band: 55 transponders
Ku-band: 12 transponders
Coverage: Pacific Ocean region, including eastern Asia, Australia and the Western Coast of North America

NSS-806
Home to one of Latin America’s largest video neighborhoods.

Orbital location: 319.5º east
Launch date: 1998
Estimated end of maneuver life: 2016
*Payload:
C-band: 36 transponders
Ku-band: 6 transponders
Coverage: Americas, Caribbean and Western Europe

NSS-7
Optimized coverage and power for the Americas, Europe, Africa and the Middle East for video, data, Internet and government services.

Orbital location: 338º east
Launch date: 2002
Estimated end of maneuver life: 2015
*Payload:
C-band: 49 transponders Ku-band: 48 transponders
Coverage: Atlantic Ocean region, including the Americas, Europe, Africa and the Middle East

NSS-703
Positioned at the crossroads of Europe, Africa, the Middle East, the Indian subcontinent, Asia and Australia.

Orbital location: 57º east
Launch date: 1994
Estimated end of maneuver life: 2009
*Payload:
C-band: 38 transponders Ku-band: 20 transponders
  Coverage: Indian Ocean region, including Europe, Africa, the Middle East, the Indian subcontinent and Asia

NSS-6
Direct-to-home power and performance for premium communications services throughout regions that are home to two-thirds of the world’s population.

Orbital location: 95º east
Launch date: 2002
Estimated end of maneuver life: 2019
*Payload:
Ku/Ka-band: 60 transponders
Coverage: The Middle East, southern Africa, the Indian subcontinent, Northeast and Southeast Asia, China and Australia

*Transponders are expressed in 36 MHz-equivalent units.

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NSS-8

Unrivalled power and optimized coverage of the fastest growing regions for fixed satellite services.

Orbital location: 57º east
Launch date: Scheduled for late 2004/early 2005
Estimated end of maneuver life: 2021
 *Payload:
C-band: 52 transponders Ku-band: 36 transponders
  Coverage: Indian Ocean region, including Europe, Africa, the Middle East, the Indian subcontinent and Asia

2003 highlights

Financial

•	Grew revenue by 7%

•	Grew EBITDA (adjusted)(1) by 8%

•	Net income of $11.8 million

•	Generated $65.7 million in positive free cash flow(2) versus negative free cash flow of $119.4 million in 2002

•	Net cash provided by operating activities of $109.2 million

•	Completed repurchase of 10% of company’s outstanding shares

Operational

•	NSS-5 and NSS-6 entered commercial service at 183 degrees east and 95 degrees east longitude respectively

•	Established dedicated government and government-related services division

•	Established dedicated occasional use group

•	Added Hong Kong-based REACH to network of teleports

Summary consolidated financial data

In millions of U.S. dollars
(except per share data)	2003	2002	2001

Revenues	$214.9	$200.5	$209.0

EBITDA (adjusted)(1)	119.6	110.3	118.8

Operating income	19.7	29.7	43.4

Net income(3)	11.8	(4.6)	33.1

Basic and diluted EPS(3)	0.10	(0.04)	0.25

Free cash flow(2)	65.7	(119.4)	(92.0)

Total assets	1,115.8	1,128.0	1,109.8

(1)	See Table 1 ‘– Reconciliation of EBITDA (adjusted) to net income (loss)’ on page 11.
(2)	See Table 2 ‘– Reconciliation of net cash provided by operating activities to free cash flow from operations’ on page 11.
(3)	Net loss for the year ended December 31, 2002 included the non-cash impact of the cumulative effect of change in accounting principle of $23.4 million relating to goodwill. Excluding this goodwill charge, net income for 2002 was $18.7 million and the basic and diluted earnings per share was $0.14.

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Chairman’s letter

Terry Seddon
Chairman

Dear Shareholder,
When New Skies began operations five years ago, we had three core objectives: to demonstrate a strong, stable record of financial performance and growth; to implement a comprehensive yet prudent capital expansion program; and to hire motivated, talented individuals in order to establish and grow the company. We also strove to do all of these things in a way that reflected the interests of our shareholders and other stakeholders. I am pleased to report to you that we have succeeded on all fronts.

2003 was another year of strong financial performance for New Skies. Revenues reached their highest level ever, at $214.9 million, a 7 percent increase over the prior year. Management showed continued discipline in controlling the company’s costs, which enabled New Skies to achieve EBITDA of $119.6 million, an 8 percent increase over 2002. The company’s revenue and EBITDA results in 2003 outperformed the sector. The company delivered earnings of 10 cents per share and total net income of $11.8 million.

During 2003, New Skies also neared the completion of its capital expansion program. The company instituted this program in its early years in order to renew and complement its inherited fleet and provide a basis for future growth. NSS-7, which began service in mid-2002, posted an impressive year of performance with capacity that was in strong demand from customers in the Americas, Europe, Africa and the Middle East. NSS-6 entered service in Asia in a previously unused orbital location. During 2003, New Skies expanded the base of customers using NSS-6 as well as the network of ground-based operators who have dedicated facilities to provide communications links to this satellite. NSS-5 spent its first full year in the Pacific Ocean region, providing communications capacity for government and business users serving locations across the Pacific Ocean. These satellites, together with New Skies’ two remaining inherited satellites, provided the springboard for New Skies’ revenue gains in 2003 and will form the foundation for the company’s future growth.

New Skies’ success on the capital expansion front is reflected not only in the state-of-the-art satellites that it has deployed, but also in its moderation. Management has focused on the opportunities with the greatest promise in order to create a balanced expansion program, which is providing capacity to fuel growth without burdening the company with excessive capacity or onerous capital commitments. As a result of this discipline, in 2003 management was able to generate $65.7 million in positive free cash flow and enter a period that we anticipate will be characterized by continued positive free cash flow balances.

Management’s prudent approach to capital expansion has been echoed in its approach to ground-based facilities. New Skies owns and operates its core teleport facilities, including its impressive mediaport outside Washington, D.C. New Skies has augmented these core facilities with a broad network of satellite teleports around the world by entering into arrangements with third parties. These arrangements give New Skies’ customers the ability to access New Skies’ satellites from a comprehensive network of worldwide teleports and extend New Skies’ reach into regional markets through the strong reputations of its teleport allies, while at the same time avoiding the capital and operational burdens of a ‘go-it-alone’ strategy.

Strong financial
performance,
sound business
strategy

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On the personnel side, New Skies’ management and staff remain, in my estimation, the best in the industry. I continue to be impressed by Dan Goldberg’s understanding of the market for satellite services and his ability to position the company effectively in this market. He has a genuine commitment to serving New Skies’ customers and shareholders, which he has instilled throughout the organization. His leadership has been instrumental in the performance New Skies has achieved throughout the past two years, both of which have been challenging in terms of markets, competition and pricing, and I commend him for all he has done.

Yet New Skies’ strength goes far beyond Dan. He has assembled a first-rate executive management team, who in turn have brought together a motivated, talented staff. During 2003, Dan reorganized the structure of New Skies’ executive management, creating an Executive Management Committee to address day-to-day management issues and splitting the roles of sales and marketing into two separate divisions. I believe both of these steps have benefitted, and will continue to benefit, the company, further strengthening its focus and deepening its operational excellence.

During 2003, we saw the departure of two members of New Skies’ Board of Management, Mary Dent and Rudo Jockin, as well as Tim Cowart early this year. I wish to take this moment to thank them for all they contributed and to wish them success in the future. I would also like to welcome their successors, who are serving as members of New Skies’ Executive Management Committee – Thai Rubin as general counsel, Scott Sprague as senior vice president of sales, and Michael Schwartz as senior vice president of marketing and corporate development.

In significant part due to the accomplishments I discussed above –New Skies’ strong financial performance, sound business strategy, prudent capital investments, and careful management – the company was pleased during 2003 to be able to take several steps to return value to New Skies’ shareholders in a concrete, immediate way. After management concluded the company’s first share repurchase program, management and the Supervisory Board together made the necessary preparations for a follow-on buyback program, which was announced in February of this year. Share repurchases have proven to be a valuable tool for returning value to shareholders – directly, in the case of those who sell into the buyback, and indirectly through accrued value, in the case of those who remain shareholders. Share repurchases also have helped to alleviate any perceived ‘overhang’ concern that was caused by the composition of New Skies’ original shareholder base. We believe the ability to engage in share repurchases during 2004, where appropriate, will help New Skies to continue to deliver value to our shareholders.

In addition to concluding and augmenting the share repurchase program, throughout 2003 the members of New Skies’ Management and Supervisory Boards continued to examine other possible approaches for returning value to our shareholders. In light of the near completion of New Skies’ committed capital program and the youth of its satellite fleet, we decided that we no longer needed to retain all of the company’s earnings to fund future growth. As a result, we have proposed to shareholders that we begin paying a dividend. New Skies’ dividend payment will augment the share buyback and provide a parallel vehicle for distributing available profits, while still leaving sufficient cash and financing capacity to support the company’s strategic and operational objectives.

No discussion of 2003 could be complete without turning to the very important issue of corporate governance. Corporate scandals and governments’ responses to them have continued to capture headlines, and any company would be remiss if it did not use this opportunity to reassess the quality of its disclosures and accounting practices, the appropriateness of its executive remuneration structure, the adequacy of its policies and procedures to prevent conflicts of interest and protect ‘whistleblowers,’ and its respect for the roles of supervisory directors, managing directors and shareholders.

In the Netherlands, 2003 brought public companies a new, extensive code of corporate conduct, generally referred to as the Tabaksblat Code. Later in this annual report, because of the importance we attach to it, we discuss the Code and our plans for implementing its provisions.

For New Skies, the changes arising from the Tabaksblat Code in the Netherlands and the Sarbanes-Oxley Act in the United States will require an evolution, not a revolution, in our practices and policies. In short, New Skies has always had a strong system of corporate governance, and the Supervisory Board has always enjoyed open, constructive communications with management. This has allowed us effectively to oversee the company’s strategic focus, its management of risks, its financial and operational performance, its audit and other controls, and its public disclosures. We have consistently reassessed the appropriateness of New Skies’ executive compensation structures to ensure they remain balanced and well suited to achieving the company’s objectives as New Skies matures and the market evolves.

While our governance approach has remained generally consistent notwithstanding the renewed focus on governance issues during the past two years, we have augmented existing policies and procedures in light of new legal requirements. During 2003, the Management and Supervisory Boards adopted a new Code of Business Conduct and Ethics, a new whistleblower policy, and an updated Insider Trading Policy. Additionally, we adopted share ownership guidelines for Supervisory Board members and senior management. During 2004, we will continue to evolve our policies and allocation of responsibilities in order to satisfy legal requirements and ensure continued sound performance in the critical area of corporate governance.

Among other things, we have proposed to shareholders that we reduce the size of the Supervisory Board from nine to seven members. During 2003, one of the members of the Supervisory Board, Don Wear passed away. Don had extensive experience in the satellite industry and contributed a great deal to our discussions and decisions. We will all miss him a great deal. In light of Don’s passing, we have reassessed the Supervisory Board’s size. Although nine Supervisory Board members may have been appropriate to supervise the company in its first years of development, now that the company has reached a greater maturity, we feel we can operate in a more efficient, focused and effective manner with a slightly smaller number of members. Consequently, at New Skies’ upcoming Annual General Meeting of Shareholders, you will be asked to vote for only seven Supervisory Board members.

Even as we look to the future, it is appropriate to congratulate the New Skies team for their achievements during 2003 and to thank you, our shareholders, for your continuing support for New Skies. New Skies is a unique company – agile and resourceful, yet strong and experienced. I am proud to serve as its Chairman and look forward to discussing its performance and prospects with you at our upcoming Annual General Meeting of Shareholders.

Terry Seddon
 Chairman

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Chief Executive’s letter

Daniel S. Goldberg
Chief Executive Officer

Dear Shareholder,
Five years ago, I joined the other members of New Skies’ management in introducing New Skies to you, to the financial community more broadly and to customers around the world. I am delighted to address you again as we close out our first half-decade of stand-alone operations.

2003 was a very good year for New Skies. From a financial perspective, and notwithstanding a difficult market for satellite services, we achieved record levels of revenue and EBITDA, growing the former by 7 percent and the latter by 8 percent relative to 2002. This growth was strictly organic in nature and was achieved in a year where the sector as a whole experienced flat results. Moreover, as a result of our continued, diligent cost controls, we were able to translate our revenues into earnings of 10 cents per share and positive free cash flow of nearly $66 million.

New Skies’ 2003 performance once again is a reflection of the company’s core strengths. Our ability to grow our revenues reflected our strong commercial focus, our dedication to our customers and our uncompromising technical excellence. Our financial performance and the concrete steps we took to return value to shareholders – completing one share buyback, taking the steps necessary to initiate a second buyback program, and preparing to begin paying a dividend – reflected our unwavering commitment to create value for, and return value to, our shareholders. And finally, our expedited return to a positive free cash flow position, our continued strong balance sheet, and our bottom line results reflected our strong top line performance and disciplined approach to cost controls.

Commercial focus
Dedication to
customers
Technical excellence

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New Skies’ unique combination of commercial responsiveness, technical excellence and financial strength have served us well over the past year and have positioned us to capture significant additional growth in the years to come.

The balanced nature of our revenues serves to protect New Skies from a downturn in any one geographic or product market and allows us to capture growth as and where it occurs.

New Skies’ unique combination of commercial responsiveness, technical excellence and financial strength have served us well over the past year and have positioned us to capture significant additional growth in the years to come. I am pleased to outline for you in greater detail our achievements in 2003 and our prospects going forward.

Strong in-year financial performance
From a strictly financial perspective, I am very pleased with New Skies’ 2003 achievements.

In terms of revenues, we achieved 7 percent growth year-on-year, realizing total revenues of $214.9 million, our highest level yet. New Skies’ strong revenue growth was particularly exceptional given the challenging market conditions that prevailed in 2003. The satellite services industry was characterized by excess capacity in many markets, resulting in fierce competition among operators and, in turn, downward pressure on transponder rates. At New Skies, for example, we saw our average annual new business rate for a 36 MHz transponder decline from $1.5 million in 2002 to $1.4 million in 2003. Because we had anticipated this downward pressure on prices, we were disciplined in developing focused, realistic sales strategies for securing those contracts that made commercial sense.

In terms of the composition of our revenues, New Skies remained well diversified on both a geographic and application basis. For 2003, North America accounted for 36 percent of total revenues; Europe, 22 percent; India, the Middle East and Africa, 21 percent; Latin America, 13 percent; and Asia Pacific, 8 percent. As in past years, our revenues were spread across three broad segments of the communications industry: 37 percent from video transmissions for broadcasting, cable and other entertainment media; 43 percent from data and voice transmissions for government, corporate communications networks and international carriers; and 20 percent from the transmission of Internet content for Internet service providers and other networks using Internet-based protocols. The balanced nature of our revenues serves to protect New Skies from a downturn in any one geographic or product market and allows us to capture growth as and where it occurs.

New Skies also succeeded in preserving a healthy ‘order book’ of contractually committed revenues, or backlog. We ended the year with a total backlog of $672 million, more than three times annual revenues. The industry as a whole has seen erosion of contractual backlog over the past few years, reflecting in part a trend toward shorter term contracts and some downward pressure on transponder rates. Consistent with this trend, our backlog at the end of 2003 was down just under 5 percent relative to the end of 2002, though this was a smaller decline than that experienced by most of our competitors.

In addition to the strong revenue growth we achieved over the past year, our success in 2003 went well below the top line. By continuing to carefully control our expenditures, we virtually eliminated any year-on-year growth in our discretionary costs. This allowed us to achieve EBITDA growth of 8 percent, with total 2003 EBITDA reaching a record $119.6 million, and to ensure that to the maximum extent possible our top line revenues flowed down to our bottom line results.

At the net income level, our 2003 results were down from 2002, when one excludes the one-time adjustment we took during 2002 as a result of our adoption of a new accounting standard. This decline, however, was fully expected and is a consequence of the increased depreciation charges resulting from the new satellites we launched to renew and expand our fleet. Launching these satellites was required to replace the two older satellites we inherited upon our inception, as well as to lay the foundation for the company’s growth.

Responsible investments in the future
Since the time of our creation, we have carefully managed our capital investment program to ensure that we made appropriate – but not excessive – investments in our future. With the commercial inauguration of the NSS-5, NSS-6 and NSS-7 satellites, we have now nearly completed our committed capital investment program. Today, our five state-of-the-art satellites make up the youngest global fleet in the satellite communications industry and provide us with available capacity to drive our growth and profitability going forward.

2003 was the first full year of operations for New Skies’ new NSS-7 satellite, and our 2003 results reflect this satellite’s strong performance. NSS-7 has been well received by customers throughout the Americas, Europe, the Middle East and Africa; indeed, it is one of the leading satellites for video distribution services throughout Africa and was recently labeled the world’s premier location for video contribution services by a major industry research institute. NSS-7 also was essential in enabling New Skies to satisfy demand from government and other users for communications into and out of the Middle East, an important demand driver in 2003.

2003 also saw New Skies’ NSS-6 satellite enter into service, covering all of Asia, the Middle East, southern Africa and Australia. From its orbital location at 95 degrees east longitude, NSS-6 can serve two-thirds of the world’s population and is one of the most technically advanced, powerful and flexible satellites ever launched. Finally, 2003 was the first full year during which we were able to exploit our powerful NSS-5 satellite to serve customers in the Pacific Ocean region. Both NSS-5 and NSS-6 have been in commercial service at their current orbital locations for only, roughly one year. Although their fill rates consequently are relatively low, increasing their utilization is an important objective going forward.

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We are pleased to have our new satellites in commercial operation not only because of the incremental capacity they allow us to make available to customers, but also because bringing these procurements to a successful close enabled us to reduce significantly our capital expenditures in 2003. This, in turn, allowed us to generate approximately $66 million in positive free cash flow during the year, a significant increase over 2002’s negative free cash flow of almost $120 million.

New Skies’ sole remaining committed capital investment program is our NSS-8 satellite. NSS-8 will replace NSS-703 at the 57degrees east longtitude location in the Indian Ocean region, a highly desirable orbital position serving all of Europe, the Middle East, the Indian subcontinent, and a significant portion of Asia and Australia. These are markets in which New Skies has an established customer base, and which are experiencing strong growth. NSS-8 will be one of the most powerful commercial satellites in orbit. Its high power and expanded coverage relative to NSS-703 – including over desirable markets such as the Middle East and Africa – will place New Skies in a strong position to capture the opportunities we are seeing in these key regions.

We currently anticipate that NSS-8 will enter service in the first half of 2005. New Skies had originally procured NSS-8 to serve the Americas. Early in 2003, however, we decided to ‘repurpose’ the satellite to serve as a replacement for NSS-703 in the Indian Ocean region, where we were becoming capacity constrained. In addition to providing highly desirable expansion capacity in this important market, repurposing NSS-8 obviated the need to purchase a replacement satellite for NSS-703, resulting in a significant savings in capital expenditure.

Once NSS-8 is launched, we will have completed our multi-year effort to renew and expand our inherited fleet. Our young, state-of-the-art satellites enhance our competitive position in the markets in which we participate. In addition, we should not need to contemplate replacing these satellites for many years to come, which will have an obvious positive effect on our ability to generate meaningful positive free cash flow going forward.

In addition to moving into a strong positive free cash flow position, New Skies’ balance sheet remains debt free. To date, in light of the company’s strong cash flow, we have not needed to use our borrowing capacity to achieve our operational and strategic objectives. As a result, New Skies continues to have significant financial flexibility to take advantage of attractive opportunities that may arise in the future and to return value to shareholders more broadly.

Returning value to shareholders
With strong revenues, positive free cash flow, a debt-free balance sheet and a nearly completed committed capital expansion program, New Skies is well positioned to return value to shareholders. During 2003, we took a number of concrete steps to do so.

First, we concluded our first share buyback program, which we initiated in late 2002. During the buyback, we repurchased 10 percent of the company’s then-outstanding shares at an average price of $4.14 per share. Our decision to launch the buyback reflected our confidence in the strength of New Skies’ business and continued optimism regarding our commercial prospects. The buyback benefitted all of our shareholders, providing an exit opportunity to those who wished to sell their shares while accruing value to those who chose not to do so. Moreover, approximately 93 percent of the repurchased shares came from New Skies’ original shareholder base, which furthered a regulatory objective that we dilute the ownership of our original owners; helped to alleviate any concern that the shares owned by New Skies’ original shareholder base may represent an ‘overhang’ that could adversely affect share performance; and avoided decreasing liquidity in the company’s publicly traded shares.

In light of the positive attributes of the share buyback program, we took certain steps to allow for a follow-on program. At our May 2003 Annual General Meeting we obtained approval from shareholders to cancel the shares we acquired in the first repurchase program (which shares have since been cancelled) as well as to conduct up to two more such programs. At the outset of 2004, we announced our decision to begin a second repurchase program. As with the first program, we can repurchase up to 10 percent of our outstanding share capital, purchasing shares from time to time based on prevailing market conditions.

In addition to returning value to shareholders through share repurchase programs, we are pleased to be proposing to shareholders for the first time the distribution of a portion of our earnings in the form of a dividend. Specifically, we will ask shareholders at our upcoming Annual General Meeting to approve the payment of a dividend to ordinary shareholders of record as of May 14, 2004 and to American Depositary Receipt (ADR) holders as of May 19, 2004. Going forward, it is our intention to continue our dividend program.

...New Skies continues to have significant financial flexibility to take advantage of attractive opportunities that may arise in the future...

...we continue to employ a sound, solid and prudent approach in the critical area of corporate governance...

With strong revenues, positive free cash flow, a debt-free balance sheet, and a nearly completed committed capital expansion program, New Skies is well positioned to return value to shareholders.

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These initiatives reflect our confidence in our commercial prospects and our unwavering commitment to promote shareholder value.

Focus on the future
In all that we do, New Skies seeks not only to achieve near-term results but also to create a sound foundation for future growth and performance. I am pleased to report that during 2003 we continued to take concrete steps that furthered both of these objectives.

We continued last year to strengthen our ties to our existing customers and to build relationships with new customers by endeavoring, at every turn, to be more responsive to their needs. During the course of the year, we signed significant new agreements in all market segments, including video services agreements with the European Broadcasting Union, BT Broadcast Services, the Services Sound and Vision Corporation, Télédiffusion d’Algérie, Casablanca and the Adventist Television Network. Similarly, we signed new data, IP and voice services contracts with companies such as Embratel, Star One, Reliance Infocomm, the Maritime Telecommunications Network, FalconStream, Datacom, CODETEL, and TRANSAT JSCo.

We established a government services division to engage in sales and marketing initiatives focused on the important government services sector. During 2003, New Skies signed significant contracts for government services with Comsat Government Services, AT&T, Lyman Brothers and Spacelink. We also hired a new vice president for sales in the Asia-Pacific region, created a new office in Hong Kong to augment our existing presence in Singapore, and reorganized New Skies Networks Australia to streamline and better integrate our Australian operations.

Last year we began providing occasional use broadcast services directly using our own in-house booking and scheduling resources.

These services are important not only to generate incremental revenues and make efficient use of available satellite capacity, but also to bolster our commercial relationships with the leading news gatherers and broadcasters who are our customers for these and other services.

In terms of infrastructure, 2003 saw not only new satellites in orbit, but also new resources on the ground as we continued our strategy of expanding our ground-based resources through partnerships with industry-leading teleports. Last year we signed an agreement with Hong Kong-based REACH, Asia’s largest international telecoms carrier and teleport operator, for access from Hong Kong to our NSS-5 and NSS-6 satellites. New Skies’ satellites today are accessible through New Skies’ owned teleports in the United States and Australia, as well as via partner teleports in Europe, the United States, the Middle East and Asia.

In terms of management, during 2003 I created a new Executive Management Committee to oversee New Skies’ day-to-day management and make sure that we target our resources efficiently so as to serve our customers and meet our other commercial objectives. The committee is composed of the members of New Skies’ Board of Management together with Michael Schwartz, New Skies’ new senior vice president for marketing and corporate development, Thai Rubin, our general counsel, and Scott Sprague, our senior vice president of global sales.

Finally, we continued to focus on corporate governance matters during the year, as the Netherlands adopted a new corporate code of conduct and the United States continued to implement the Sarbanes-Oxley Act. The other members of New Skies’ Executive Management Committee and I worked in close cooperation with our Supervisory Board to ensure our continued compliance with these requirements by adopting or augmenting company policies and procedures. Together with the many existing protections we had put in place over the years, these new additions will help to make certain that we continue to employ a sound, solid and prudent approach in the critical area of corporate governance.

Although we are anticipating that our 2004 results will be more or less consistent with our 2003 performance in light of excess satellite capacity in many markets, we remain optimistic about our prospects going forward. Our optimism derives from the fact that New Skies possesses the youngest global satellite fleet in the industry; a large contractual backlog made up of a well-balanced and well-diversified customer base; available capacity to drive future revenue growth; a focused and dedicated team; strong cash flows; and a healthy balance sheet. It is a privilege to have the opportunity to lead this company and work with so many talented and dedicated professionals. I look forward to having the opportunity to discuss our results with you at our upcoming shareholders’ meeting.

Daniel S. Goldberg
Chief Executive Officer

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Management

01 Daniel S. Goldberg
 Chief Executive Officer

Daniel Goldberg has been with New Skies Satellites since its creation. He was a member of the three-person team that established the company in November 1998. Mr. Goldberg initially served as general counsel and later as chief operating officer before assuming the role of CEO in January 2002.

Mr. Goldberg joined New Skies from PanAmSat, where he was vice president of government and regulatory affairs and associate general counsel. In addition to managing PanAmSat’s Washington, D.C. office, he was responsible for legislative and regulatory activities at both the domestic and international levels.

Prior to PanAmSat, Mr. Goldberg was an associate with the telecommunications law firm Goldberg, Godles, Wiener & Wright, as well as with Covington & Burling. While in private law practice, he represented a range of companies, including satellite operators, wireless service providers, broadcasters and computer manufacturers, on commercial and regulatory matters.

Mr. Goldberg earned an undergraduate degree from the University of Virginia, graduating with highest honors, and a law degree from Harvard Law School, where he graduated cum laude.

02 Andrew M. Browne
 Chief Financial Officer

Andrew Browne is chief financial officer for New Skies Satellites. Prior to joining New Skies, Mr. Browne served as vice president and chief financial officer of INTELSAT, where he was responsible for the company’s financial operations and was instrumental in creating the financial plan for New Skies.

Previously, Mr. Browne was director of finance, worldwide finance operations and strategic marketing for Advanced Micro Devices, Inc. (AMD), based in Sunnyvale, California. While working for AMD, he received the CFO International Award and the Chairman’s Special Award for Achievement.

Mr. Browne holds an undergraduate degree from Dublin College of Commerce and a master’s of business administration from Trinity College in Dublin. He received his CPA from the Institute of Certified Public Accountants of Ireland.

03 Stephen J. Stott
 Chief Technology Officer

Stephen Stott, Ph.D. is chief technology officer at New Skies Satellites. Prior to joining New Skies, Dr. Stott was director of satellite engineering at INTELSAT, where his primary responsibilities included technology staff management, launch mission planning, in-orbit testing, monitoring of satellite construction, and in-orbit engineering operations.

Dr. Stott has held many other distinguished positions, including manager of spacecraft engineering at Comsat and head of engineering analysis at Hughes Aircraft company. While working for Hughes and Comsat he was also a part-time California State University lecturer/adjunct professor.

Dr. Stott received his bachelor of science degree in mechanical engineering from the University of California, Berkeley, and holds numerous degrees from the University of Southern California, Los Angeles, including master’s degrees in aerospace engineering and mechanical engineering, and a doctorate in applied mechanics.

Management Board and Executive
Management Committee members

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04 Thai E. Rubin
 General Counsel

Thai Rubin became general counsel of New Skies Satellites upon the resignation of Mary Dent in August, 2003. Mr. Rubin joined New Skies at its inception as associate general counsel, with responsibility for commercial contracts related to satellite and launch procurements, strategic transactions and customer contracts, and later served as deputy general counsel.

Before joining New Skies, he was senior legal counsel at PanAmSat and previously worked as an assistant engineer at PanAmSat's then-principle outside engineering firm.

Mr. Rubin earned his bachelor of science degree from the University of Wisconsin, Madison and a juris doctor from Howard University School of Law.

05 Michael C. Schwartz
Senior Vice President, Marketing and Corporate Development

Michael Schwartz joined New Skies Satellites as senior vice president of marketing in September 2003. Mr. Schwartz came to New Skies from Terabeam Corporation, where he was chief development and financial officer, responsible for business and corporate development as well as financial operations. Prior to Terabeam, he was a co-founder and president of an Internet infrastructure company, which was sold in December 2000. He also held two senior positions at AT&T Wireless Services, most recently as vice president of acquisitions and development.

Mr. Schwartz was graduated magna cum laude from Harvard University in Physics in 1986 and magna cum laude, also from Harvard, in law in 1991.

06 Scott J. Sprague
 Senior Vice President, Global Sales

Scott Sprague joined New Skies Satellites as senior vice president of global sales in June 2002. Mr. Sprague joined New Skies from KPNQwest, where he was vice president of enterprise sales. Prior to KPNQwest, he was vice president of channel management for Infonet Service Corporation, where he provided leadership to a European-based channel management team focused on generating global networking revenues through distributors, affiliates, direct sales and alternate channels.

Mr. Sprague, in his more than 20 years at AT&T, also held a range of senior sales positions, including general manager of technical sales in the provider services division.

Mr. Sprague graduated from Illinois State University with a bachelor’s degree in business and from Western International University with a master’s degree in International Business.

Executive Management Committee members

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Operating and financial review and prospects

Overview
We are a global satellite telecommunications company that owns and operates five in-orbit satellites, and has one additional satellite under construction. We provide satellite-based transponder capacity for the transmission of video signals, data and telephone traffic, and Internet access services. We also offer ground-based services in conjunction with our satellite capacity in order to provide our customers with end-to-end communications services for certain applications.

In 2003, New Skies achieved revenues of $214.9 million, a 7 percent increase over 2002; EBITDA of $119.6 million, an 8 percent increase over 2002 (See Table 1 ‘– Reconciliation of EBITDA (adjusted) to net income (loss)’); and earnings per share of $0.10, compared to a loss of $0.04 per share in 2002. Net loss for 2002 included the non-cash impact of a cumulative effect of change in accounting principle relating to goodwill; excluding that charge, per share income in 2002 was $0.14. New Skies’ revenues remained diversified on both a geographic and application basis, as depicted in Charts 1 and 2. Operationally, 2003 was the first full year of commercial operations for the NSS-7 satellite and for the NSS-5 satellite at its new orbital location serving the West Coast of the United States, Asia, and Australia. NSS-6 commenced operations in February 2003 at a previously unoccupied orbital location.

The business climate over the course of the year was difficult, causing average new business prices to decline to $1.4 million in 2003 from $1.5 million in 2002. Our level of contracted backlog remained relatively stable at $672 million as of December 31, 2003, compared to $706 million at the end of 2002. Through careful management of our discretionary costs, we held our operating expense increase to approximately 1 percent as compared with 2002, excluding the incremental costs arising from our newly launched satellites, NSS-7 and NSS-6, which were associated with in-orbit insurance ($2.5 million) and depreciation ($19.3 million).

At the end of 2003, New Skies had the youngest global fleet in the communications satellite industry, based on the average number of years the satellites in each of the global fleets had been in service. With the launch of NSS-6 and NSS-7, we have nearly completed our committed capital expansion program.

Our last remaining satellite under construction, NSS-8, is scheduled to enter into service in the first half of 2005. As a result, we achieved positive free cash flow of approximately $66 million in 2003, a sharp increase from 2002’s negative free cash flow of approximately $119 million (See Table 2 ‘– Reconciliation of net cash provided by operating activities to free cash flow from operations’). As of December 31, 2003, the company had no debt outstanding.

Revenues
In 2003 we had revenues of $214.9 million. We earn revenues by providing transponder capacity, or a combination of transponder capacity and terrestrial facilities and services, to customers to allow them to transmit and receive signals using our satellites. We currently provide transponder capacity on both fixed-term and occasional use bases. We recognize revenues on a straight-line basis over the period during which satellite services are provided.

The chart below presents our estimate, based on our analysis of information provided by our customers, of the percentage of our total revenues in 2003 attributable to each of the three broad categories of content for which our customers used our services: video transmissions for broadcasting, cable, and other entertainment media; data and voice transmissions for government and corporate communications networks and international carriers; and the transmission of Internet content for Internet service providers and other networks using Internet-based protocols.

Chart 1 – Revenue diversity by service type 2003

As the chart shows, our revenues continued to be balanced across these three categories of demand. Data and voice transmissions represented our largest source of revenues in 2003, followed by video services. Internet access services and other transmissions using Internet formats accounted for the remainder of our revenues.

Over the past several years, data and voice services have contributed a significant and growing portion of our revenues, increasing from 20 percent of total revenues in 2000 to 43 percent in 2003. Based upon input provided by our customers and market information, we believe this increase reflects, in large part, growing demand for commercial data and voice services by governmental entities.

Information from customers, traffic patterns, and market data indicate that this was particularly true during 2003, and was in part –but not exclusively – a result of the conflict in the Middle East. We estimate that during 2003 we derived approximately one quarter of our revenues from services to customers where the ultimate end user was a governmental entity.

This reflects our best estimate, as we do not typically sell services directly to a number of governmental entities that use large amounts of commercial communications satellite capacity, including the U.S. government, and our customers generally are not required to inform us about the ultimate end user of the capacity we provide to them. We believe that demand for data and voice services has also been driven over the past several years by increasing requirements for international long-distance and other voice services from newly authorized mobile telephone, local, and long distance service providers in countries undergoing telephony deregulation.

Demand from government users and from new providers of long-distance services has helped to counter-balance the general trend toward the use of fiber optic networks for voice and certain data services. During 2004, we expect to see continued demand for our data and voice services, although unlike in the past two years we expect that the relative share of revenues attributable to these services will remain at current year levels, or will increase only slightly. Of the 43 percent of total revenues derived from data and voice services, we estimate that voice accounted for approximately 10 percent of our total revenues. Over the longer term, we expect that data services in particular will continue to represent a significant portion of our total revenues.

Although the proportion of revenues we derived from video services has declined somewhat over the past year, from 41 percent in 2002 to 37 percent in 2003, this was primarily due to an increase in data and voice revenues rather than a meaningful decline in video services revenues. Year on year, video services revenues were in line with the prior year, at $80 million in 2003 and $81 million in 2002. Moreover, we are continuing to increase the total number of television channels carried on our satellites. According to an independent industry analysis, at the end of 2003 there were 258 video channels transmitted on New Skies satellites, of which only two were analog channels. This reflects an increase over the end of 2002, when there were 233 video channels transmitted on our satellites, of which seven were analog channels. Moreover, our video business is expanding geographically. For example, based on the same industry analysis, at the end of 2003 there were 30 channels of video programming carried on NSS-6, which only entered commercial service in February 2003.

Revenue drivers

The primary drivers of revenues in the satellite communications industry are the supply of suitable capacity – i.e., capacity that is capable of providing the desired communications links between two or more different points – and the level of demand for that capacity.

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The supply of suitable capacity is driven by two principal factors:

•	the availability of unused existing satellite capacity and the launch of new satellites serving the relevant region; and

•	the availability of capacity offered by ground-based competitors that is suitable for serving a given communications requirement.

Generally, both we and our competitors build and launch new satellites to replace existing satellites and to provide new geographic or frequency coverage. Because the entry into service of any new satellite can add a significant amount of capacity, the increase in supply can outstrip demand for some period following launch. We try to mitigate this risk by working to sell the capacity of a new satellite to customers before it is launched and by procuring new satellites only when we have a sound business case for the satellite, which makes reasonable predictions about the speed with which we will be able to sell capacity on that satellite. More generally, we try to mitigate the risk of over-supply of satellite capacity by designing our new satellites with better performance characteristics and greater flexibility than other satellites, including the technical ability to allocate available capacity to different markets in a dynamic manner as demand patterns shift over time. In addition, to the extent possible, we endeavor to focus our new capacity on regions and communications routes with high demand.

We also try to mitigate the risk of oversupply of satellite capacity by enhancing the attractiveness of our satellites to potential customers in other ways, such as through the creation of a ‘neighborhood’. For several types of services transmitted via satellite, including for example video distribution, occasional use video services, and business news services, if a satellite carries content that is in high demand, then an increasing number of ground-based receiving antennas will be dedicated to that particular satellite to receive the popular signals. If a number of receiving antennas are installed to receive the signal from the satellite, then the satellite has created a ‘neighborhood’ that is desirable to other entities transmitting similar content, because a large number of their potential customers already have antennas dedicated to that satellite. Accordingly, the remaining available capacity on the satellite that can serve the neighborhood becomes more desirable to the satellite operator’s customers and prospective customers. Similarly, the availability of commercial facilities that are capable of transmitting to and from a given satellite make it easier for customers to use that satellite as part of an end-to-end communications network, making the satellite’s capacity comparatively more desirable.

Over the past few years, commercial satellite operators have tended to slow or halt their expansion plans in the face of a relatively weak market and excess satellite capacity in many regional and trans-regional markets. However, because satellites take roughly three years to procure, build and launch, we are continuing to see new satellites being launched, including into regions with sufficient or excess supply. During 2003, approximately nine satellites were launched that could reasonably be expected to compete, at varying levels, with one or more of our own satellites. This number is in line with the number of such satellites launched during 2002, and down significantly from the approximately 16 satellites per year that were launched, on average, in the late-1990s which competed directly with New Skies’ satellites. We anticipate, on the basis of publicly available information, that approximately ten satellites that will compete with one or more of our satellites will be launched by our competitors in 2004. Certain of these satellites are replacement satellites, although they may have incremental capacity. For example, approximately one-half of the competitive satellites launched in 2003 were replacement satellites. The introduction of new capacity, particularly in the current economic environment and in light of existing capacity that remains available on some pre-existing satellites, could place downward pressure on pricing and/or result in a slower uptake on the capacity we are offering.

As operators complete the procurements they initiated before the current economic downturn, we expect to enter a period with relatively few new satellite launches, other than replacement satellites. For example, publicly available information indicates that approximately nine orders for commercial satellites that are likely to compete with one or more of our satellites were placed in 2003, though approximately 90 percent of these are replacement satellites.

As previously mentioned, the second source of supply comes from certain types of ground-

Table 1 – Reconciliation of EBITDA (adjusted) to net income (loss)

	Years ended December 31,

(In thousands of U.S. dollars)	2003	2002	2001

Net income (loss)	$11,835	$(4,645)	$33,068
Cumulative effect of change in accounting principle	–	23,375	–
Income tax expense	6,657	10,506	19,364
Interest expense	1,938	1,611	1,489
Interest expense capitalized	(1,938)	(1,611)	(1,489)
Other financing expenses	1,227	510	(9,008)
Depreciation and amortization	99,899	80,574	75,338

Earnings before interest, taxes, depreciation
and amortization (EBITDA) (adjusted)	$119,618	$110,320	$118,762

We believe earnings before interest, taxes, depreciation, amortization and other financing expenses, reflecting primarily financing costs relating to our revolving credit facility, (EBITDA) (adjusted) is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA (adjusted) is not presented as an alternative measure of operating results or cash flows from operations, as determined in accordance with generally accepted accounting principles in the U.S. EBITDA (adjusted) as presented herein may not be comparable to similarly titled measures reported by other companies.

Table 2 – Reconciliation of net cash provided by operating activities to free cash flow from operations

	Years ended December 31,

(In thousands of U.S. dollars)	2003	2002	2001

Net cash provided by operating activities	$109,207	$111,990	$130,691
Net payments for communication, plant and other property	(43,492)	(231,400)	(222,715)

Free cash flow from operations	$65,715	$(119,410)	$(92,024)

We believe that free cash flow from operations is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Free cash flow from operations is not presented as an alternative measure of cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. Free cash flow from operations as presented herein may not be comparable to similarly titled measures reported by other companies.

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Operating and financial review and prospects

Chief Financial Officer

The launch of our NSS-7 and NSS-6 satellites marks the near completion of our currently committed capital investment program. As such, we achieved a positive free cash flow position of $65.7 million in 2003 compared to negative free cash flow of $119.4 million in 2002. In 2003, we also successfully completed our initial share buy-back program and have announced our proposal for our first dividend distribution and a follow-on share buy-back program.

based networks, most notably fiber optic networks. Where these networks exist, and when new networks are brought into service, they typically are able to provide large amounts of bandwidth at very low rates. Capacity on these ground-based networks and capacity on a satellite system, however, are not perfect substitutes. The ability to provide desirable communications links between different points (for example, between various corporate offices or between a video programmer’s production facility and cable operators’ local networks) is driven by the design of a satellite- or ground-based network. Capacity can be used for transmissions only along the particular communications routes or in the areas that the capacity connects. We call the ability to provide transmission capacity between different places ‘connectivity’, and the desirability of a given connectivity drives the value of that particular capacity. The connectivities of a satellite network are determined principally by the geographic coverage of the satellites and the frequencies in which they transmit signals. The connectivities of a fiber optic network are determined principally by the geographic route along which the network travels, such as a cable between New York and London. A wired ground-based network can only transmit a signal along the route that it physically travels, which we call ‘point-to-point’ connectivity. A satellite network has the advantage of being able to connect multiple points with a single transmission because satellites, in essence, ‘blanket’ an entire coverage area with their signal, which we call ‘point-to-multipoint’ or ‘broadcast’ connectivity.

We try to avoid competing with ground-based services by focusing on services (particularly point-to-multipoint or broadcast services) where satellites have a competitive advantage and on regions where such ground-based services are not available. In addition, we seek to provide services to customers who desire a combination of ground-based and satellite services, for redundancy or other reasons.

Demand is principally driven by economic conditions, both generally and within a particular geographic area or product/service market. Economic growth fuels new demand for capacity as society seeks increasing access to news, entertainment and other forms of media rich content. For example, in healthy economic environments people may purchase more televisions or personal computers. Increased television viewership raises demand for additional video content provided by television broadcasters, who then need to purchase more capacity to transmit their increased programming. Increased personal computer use may increase demand for Internet services provided by local Internet service providers, which similarly then need to purchase more capacity to transmit their data packets. Demand for other applications, such as data and telephony services or the establishment of private telecommunications networks used by businesses, also is driven by general economic conditions, both globally and in specific regions. Economic conditions can also affect the pace of innovation and the rate at which new products and services are introduced. New products and services can affect demand for satellite capacity in a variety of ways, for example by making an existing service available at a lower price (which may stimulate demand for the service), by creating demand for a new service, or by making it possible to provide an existing service with less satellite capacity.

Another key driver of demand for capacity is regulatory access to new and existing markets. Over time, many (although not all) regulators are easing the restrictions that historically had denied or limited the ability of non-domestic satellite operators to provide services in a market. In addition, many regulators are liberalizing their internal markets, for example by allowing new fixed or mobile telephone companies or Internet service providers to compete, by deregulating price controls that affect these services, or by allowing companies to provide new types of services, such as direct-to-home television. As communications markets are liberalized, competition generally increases, with two consequences. First, the new competitors desire capacity upon which to establish their new networks and provide their services. Second, competition tends to place downward pressure on end-user prices; as prices decline, a larger number of customers in the newly liberalized markets are able to afford communications services. Declining prices and increased competition, moreover, may encourage consumers to demand improved access to and a broader selection of telecommunications and video services.

Governments may also affect demand in other ways, for example by requiring service providers to incorporate new technologies (such as high-definition television, which requires more satellite capacity to transmit than traditional television) into their service offerings. In addition, both governments and industry can promote the development of technological standards, which allow for the mass production of content and equipment and, thereby, promote the broader availability of such content and equipment at lower prices.

Demand also can be driven by events of a shorter-term nature, such as major sporting events (for example, the Olympics or World Cup) or events of a newsworthy nature such as the conflict in the Middle East.

The continuation of past trends for growth, such as the growth of the Internet and video programming offerings, are uncertain. Most, if not all, industry experts expect that over the medium term total worldwide demand for satellite capacity will grow. The extent to which increased total demand translates into industry-wide revenue growth depends on pricing. The extent to which increased total demand translates into revenue growth for New Skies

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depends on both pricing and New Skies’ success in capturing future demand.

We expect that total revenues derived from Internet backhaul services, which we define as the transmission of data between Internet service providers’ local Points-of-Presence and established ‘entry points’ into the Internet, will be relatively stable or will fall in the near term. Although we continue to see demand for these services, prices have declined significantly over the past several years and are continuing to fall. In some regions, the continued expansion of ground-based networks is exacerbating the downward pricing pressure and/or rendering satellites uncompetitive. Over the longer term, two-way direct-to-end user broadband services may constitute a new source of demand, but we do not expect these services to increase demand meaningfully in the near term.

Demand for video services is growing in certain regions, including parts of Asia, Africa, and on the Indian subcontinent. These areas generally are underserved with video content relative to developed video markets, such as those in Europe, North America and Latin America. As economic conditions improve and governments deregulate their markets in these regions, we anticipate that demand for video services may likely increase. Our ability to capture this demand will depend on the customers’ technical requirements, whether one of our satellites covers the geographic service region, the relative attractiveness of our pricing, and other competitive considerations. In some markets, regulatory restrictions on market access by foreign satellite operators may also play a role. Moreover, there are a limited number of opportunities to secure business from providers of pay television services, since generally any market can sustain only one or two such services and each service tends to be carried in its entirety over a single satellite system. Demand for satellite capacity to transmit video signals will also be increased as new high definition television (HDTV) services are introduced, since it takes a greater amount of satellite capacity to transmit an HDTV service than a traditional television service.

As we discussed above, demand for data and voice services has been growing over the past several years. The extent to which this trend continues in the future will be influenced by several factors, including the extent to which the U.S. and other governments rely on commercial satellite systems to satisfy their communications needs, the extent to which new terrestrial networks are deployed, the success of new telephone service providers, and the extent to which businesses expand their use of corporate data networks.

Over the past two years, New Skies has upgraded its satellite fleet in order to replace two satellites which had reached the end of their lives, and to better enable the company to compete to capture present and future demand. New Skies was created in 1998 and, at that time received five operational satellites from INTELSAT, New Skies’ predecessor. From 1998 to 2002, our growth resulted from our ability to sell the unused capacity on these satellites. During 2002, we expanded our fleet by launching two new satellites and redeploying a third. NSS-7 was launched in April 2002 and entered commercial service in August of that year. Following the successful transition of traffic from NSS-5 to NSS-7, NSS-5 was relocated to the Pacific Ocean region in December 2002. Our newest satellite, NSS-6, was launched in December 2002 and entered service in February 2003.

Our results during 2003, in particular our revenue growth of 7 percent, reflected the addition of this new capacity. Together, these new satellites gave us approximately 67 percent more capacity available for sale. We believe that our new satellites are commercially attractive, given their relatively high power levels (all other things equal, higher power levels improve the quality of a customer’s service and can make it possible to transmit larger amounts of information and/or use smaller sized ground antennas), good connectivities (as discussed above, ‘connectivity’ is the ability to provide transmission capacity between different locations; ‘good connectivities’ are those that make it possible to connect locations between or among which customers wish to communicate), and flexibility that will allow us to allocate and reallocate capacity over time to areas in which demand exists. As NSS-5 and NSS-6 have been in commercial service in their current orbital locations for only approximately one year, and as these satellites were placed into orbital locations that had not previously had a comparable satellite in operation, their fill rates remain low relative to the rest of the fleet. We anticipate that over time we will be able to increase the utilization rate of these two satellites.

At present we have plans to launch one additional satellite, NSS-8, which we anticipate will enter service during the first half of 2005. It will be used to replace our existing NSS-703 satellite in the Indian Ocean region, giving us both a newer, more powerful satellite in that region and incremental capacity that we can use to satisfy future growth. NSS-703 will then be relocated to a different orbital location. Together, our existing fleet, NSS-8, and the relocated NSS-703 will provide us with incremental capacity from which we can achieve revenue growth going forward.

Our growth also relies in part on our ability to sell bundled services. These services involve combining our transponder capacity with ground-based services, such as the transmission of signals from earth to a satellite and providing ground-based connections to the Internet. We believe that our ability to provide these services has allowed us to address a broader marketplace by supplying services to customers further down the signal distribution chain. We further believe, based on our experience with providing these services, that this provides us with an opportunity to capture incremental revenue that we could not generate from the supply of satellite-based transponder capacity alone. We provide bundled services using both our own facilities as well as third-party facilities; these facilities are commonly referred to as ‘teleports’. In 2003, we augmented our already comprehensive network of partner teleports by entering into an agreement with Hong Kong based REACH, Asia’s largest international telecommunications carrier and teleport owner.

Pricing also affects our revenues. Various market forces, which can differ by region, affect pricing of transponder capacity. We sell our available capacity at prevailing market prices, which vary with the connectivity and neighborhood, the amount of capacity required, the type of service, the technical characteristics of the capacity we are offering, and the duration of the service under contract. In general, we price contracts of shorter duration and for less capacity on a higher cost-per-unit capacity basis than contracts of longer duration and for more capacity.

The average duration of the new agreements we signed in 2003 was two years, in line with the average duration of all of our customer agreements. Average contract durations typically vary by service type. Among the market segments that we serve, video and some data and voice customers tend to enter into multi-year contracts, while many data and voice customers, and most Internet customers, tend to prefer shorter-term contracts. Prior to 1999, the majority of our contracts were for video transmission, generally had an average duration of five years, and were for capacities of 18 MHz or greater. (Satellite contracts often specify the number of megahertz, or ‘MHz’, the customer may use. MHz are a measure of bandwidth – the larger the number of MHz, the larger the bandwidth and the more traffic the customer will be able to transmit, all other things equal.) Since 1999, we have increased the number of contracts for the transmission of data and voice services, including government services, and Internet-related content. We therefore have seen a decline in contract durations and in the amount of capacity provided under each contract.

We anticipate that we will have reasonably strong success in securing renewals as contracts reach the end of their terms, although our actual renewals will depend on market conditions at the time contracts expire. For new contracts concluded during 2003, our average rates per transponder per year (expressed in 36 MHz units) was $1.4 million, as compared to $1.5 million in 2002, which reflected the

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Operating and financial review and prospects

challenging market for satellite services during 2003. (The basic unit on a satellite that receives, amplifies, and retransmits a signal is called a transponder. Many, although not all, transponders have a bandwidth equal to 36 MHz. To permit price comparisons, we convert all pricing to dollars per 36 MHz.)

We anticipate that 2004, like 2003, will be a challenging year for the satellite communications industry, characterized by overcapacity in many markets, relatively soft demand, and robust competition. We expect that these forces may continue to apply downward pressure on new business rates in many regional and product markets.

We continue to market and sell multi-year contracts in order to provide greater stability and certainty regarding our revenues going forward. During 2003, we were reasonably successful in replenishing our customers’ contractual service commitments, or backlog, and closed the year with $672 million in committed future service obligations. (See ‘– Backlog’ ). Although this was down approximately 5 percent from the end of 2002, the downward trend in backlog was common throughout the satellite sector. The decline in total backlog was due in part to both shorter average new contract durations and lower average new business pricing.

We derive our revenues from customers spread around the globe. The chart below shows the geographic source of 2003 revenues, by billing address of customers. Generally, the region within which a customer purchases services provides a reasonably good proxy for the location where the services are used. That said, some of our customers may purchase capacity to provide services outside of their home country and, as a result, this distribution may not reflect actual traffic flow on our satellites.

Chart 2 – Revenue diversity by
geographic region 2003

Based on our analysis of market trends, we believe that during 2004 we will continue to see revenue contributions from all regions at levels generally consistent with those we saw during 2002 and 2003.

Expenses
Our ongoing operating expenses include our cost of operations, selling, general and administrative expenses and depreciation. Our cost of operations includes costs associated with:

•	tracking, telemetry, control and payload management operations for our satellites (which involve monitoring spacecraft signals for any anomalous data; sending routine commands to control spacecraft operations; performing regular ranging measurements on each satellite and resolving spacecraft orbits; performing periodic maneuvers and other spacecraft operations; responding to anomalies as and when they arise; and monitoring the signals transmitted over our satellites for quality, troubleshooting, and other purposes);

•	fiber optic and teleport services associated with the provision of bundled services;

•	in-orbit insurance for our satellites; and

•	the costs associated with our own operations and engineering infrastructure.

•	Selling, general and administrative expenses include costs associated with:

•	our sales and marketing and administrative staff;

•	travel, office and occupancy costs; and

•	other related expenses.

epreciation includes the costs associated with the depreciation of communications, plant and other property, principally our satellites.

We fully monitor and operate all of our satellites, including our newest satellites, NSS-6 and NSS-7, using our own tracking, telemetry and control facilities. We expect to perform these services for NSS-8 once it has been delivered to us in-orbit.

As discussed in the previous section, we believe that by providing bundled services we can capture incremental revenue that we could not generate from the supply of satellite-based transponder capacity alone. Additionally, offering bundled services allows us to seek new customers and gain access to developing markets. In order to provide bundled services, however, we incur the costs of operating our owned teleports and generally must incur additional third-party ground infrastructure costs. To a significant extent, however, the third-party costs are incurred in connection with services purchased by customers and can be scaled to reflect actual sales success.

We believe that we have achieved a critical mass with respect to our operations and staff, with the result that we do not anticipate significant increases in these expenses in the near term except for the full-year effects of insurance on our new satellites, the impact of any adverse change in the insurance markets on premiums paid for in-orbit insurance for our existing fleet, and additional third-party costs we incur to provide incremental bundled services to our customers, as mentioned above. To the extent that our operations and sales infrastructure is in place, we consider this aspect of our business to represent a largely fixed cost.

Depreciation is our single largest expense. Because we depreciate our satellites on a straight-line basis over their anticipated useful lives, depreciation expense is generally constant from year to year unless we launch a satellite or a satellite reaches the end of its depreciable life. Depreciation of a satellite starts when it enters commercial service, which begins upon successful completion of in-orbit testing. NSS-6 entered commercial service in February 2003, and NSS-7 entered commercial service in May 2002, although it did not carry any new service until August 2002, following the successful transition of traffic from the NSS-5 and NSS-K satellites.

Table 3 – Statement of operations data as a percentage of revenues

	Years ended December 31,

	2003	2002	2001

Statement of operations data:
Revenues	100%	100%	100%

Operating expenses:
Cost of operations	25	25	25
Selling, general and administrative	20	20	18
Depreciation and amortization	46	40	36
Total operating expenses	91	85	79
Operating income	9	15	21
Income before cumulative effect of change in
accounting principle	6	9	16
Cumulative effect of change in accounting principle	–	(11)	–

Net income (loss)	6	(2)	16

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Consequently, depreciation expense increased $19.3 million in 2003 as a result of the partial year effect of NSS-6 depreciation and the full-year effect of NSS-7 depreciation.

We are constructing one additional satellite, NSS-8, which we anticipate will enter service during the first half of 2005. This new satellite involves significant capital expenditures and will further increase depreciation charges once it is placed into service. As we add new satellites to our fleet, we will also incur additional costs for launch insurance and in-orbit insurance.

Backlog
We provide customers with satellite transponder capacity for contract periods varying from less than one year to 15 years. At December 31, 2003, we had a contractual backlog for future services of approximately $672 million. Of this amount, which we do not recognize as revenue until we actually perform the services, approximately $622 million, or 93 percent, relates to obligations provided under non-cancelable agreements. The remaining backlog relates to preemptible capacity contracts that have cancellation options, subject to the payment of early termination penalties by the customers. We cannot rule out the possibility we could face contract terminations arising in the normal course of business or as a result of other market forces.

As of December 31, 2003, the average remaining duration of our contracted backlog, based on a simple average of our order book, was approximately two years. On a dollar weighted average basis, the average remaining duration of our contracts was approximately seven years.

Results of operations
Table 3 shows, for the periods indicated, certain items in the consolidated statements of operations, as a percentage of revenues.

Year ended December 31, 2003
compared to year ended
December 31, 2002

Revenues
Our revenues for 2003 were $214.9 million, an increase of $14.4 million, or 7 percent, from $200.5 million for 2002. The increase for the year is principally the result of sales of additional capacity on the NSS-7 satellite, following the successful transition of service from the NSS-5 and NSS-K satellites in August 2002, and on the NSS-6 satellite, which became operational in February 2003. Our 2003 revenues also increased in part as a result of the rise in demand for satellite services driven by the Middle East conflict.

Our satellite fleet fill rate, defined as the number of our revenue-generating transponders (expressed in 36 MHz units) divided by our fleet-wide station-kept transponder capacity available for service (expressed in 36 MHz units), was 48 percent at December 31, 2003 as compared to 67 percent at December 31, 2002. As the revenue growth in 2003 was primarily related to the sale of incremental capacity on our new satellites, the decrease in fill rates merely reflected the addition of the new capacity on NSS-7 and NSS-6. The average rate per transponder for contracts concluded in 2003 declined from $1.5 million in 2002 to $1.4 million in 2003 reflecting difficult market conditions as well as incentives given to customers to commence services on NSS-7 and NSS-6.

Cost of operations
Our cost of operations increased $2.5 million, or 5 percent, to $53.2 million for 2003 compared to $50.7 million for 2002, and as a percentage of revenues, remained unchanged at 25 percent. In absolute terms, the net increase in our cost of operations reflects the increase in in-orbit insurance premiums of $3.1 million, of which $2.5 million was due to the addition of NSS-6 and NSS-7 to the insurable asset base and $0.6 million from higher insurance rates. This increase was offset in part by our success in managing our discretionary costs and by the reductions in our tracking, telemetry, control and payload management operations costs following the decommissioning of NSS-K in 2002 and NSS-513 in 2003.

Selling, general and administrative
Our selling, general and administrative expenses increased by $2.6 million, or 7 percent, to $42.1 million in 2003 from $39.5 million for 2002, and as a percentage of revenues, remained unchanged at 20 percent. This net increase resulted from incremental costs arising from 2003 stock-based compensation awards and other staff costs, including staff merit increases. In 2003, stock-based compensation increased from $1.0 million in 2002 to $2.2 million in 2003. The company adopted Statement of Financial Accounting Standards (SFAS) No. 123 in 2003, which requires the recording of the fair value for all stock-based awards applying the prospective method as prescribed under SFAS No. 148. Other non-personnel expenses, primarily those of a discretionary nature, were held at or below 2002 levels.

Earnings before interest, taxes, depreciation and amortization (EBITDA) (adjusted)
Our EBITDA (adjusted) for the year ended December 31, 2003 was $119.6 million, an increase of $9.3 million, or 8 percent, from $110.3 million in 2002. The 2002 EBITDA (adjusted) amount excludes the cumulative effect of change in accounting principle relating to goodwill of $23.4 million.

As a percentage of revenues, EBITDA (adjusted) improved to 56 percent for 2003 from

55 percent for 2002. We believe earnings before interest, taxes, depreciation, amortization and other financing expenses, reflecting primarily financing costs relating to our revolving credit facility, (EBITDA) (adjusted) is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA (adjusted) is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. EBITDA (adjusted) as presented herein may not be comparable to similarly titled measures reported by other companies. (See Table 1 ‘– Reconciliation of EBITDA (adjusted) to net income (loss)’).

Depreciation
Our depreciation expense increased $19.3 million, or 24 percent, to $99.9 million for 2003 from $80.6 million for 2002. This increase was due to the commencement of service of NSS-6 in February 2003 along with the full year effect of NSS-7, which entered commercial service in August 2002.

Interest expense and other, net
Net interest expense for 2003 was $1.2 million, an increase of $0.7 million, compared to $0.5 million for 2002. The increase primarily arose from lower interest income in 2003, stemming both from lower cash balances and lower interest rates. (See ‘– Liquidity’).

Income tax expense
Our income tax expense decreased $3.8 million, or 37 percent, to $6.7 million for 2003, from $10.5 million in 2002. The decrease was due primarily to the decrease in our pre-tax income.

Year ended December 31, 2002
compared to year ended
December 31, 2001

Revenues
Our revenues for 2002 were $200.5 million, a decrease of $8.5 million, or 4 percent, from $209.0 million for 2001. The decrease for the year is principally the result of the prevailing difficult market conditions, as well as the unavailability of some of our capacity for service during the transition of traffic from the NSS-K and NSS-5 satellites to NSS-7, which occurred between May and August 2002, and the subsequent migration of NSS-5 to the Pacific Ocean region, completed in December 2002.

Our station-kept satellite fleet fill rate for satellites available for service at December 31, 2002 was 67 percent as compared to 65 percent at December 31, 2001. The average rate per transponder for contracts concluded in 2002 was approximately $1.5 million per year, down $0.2 million as compared to 2001, reflecting difficult market conditions as well as incentives given to customers to commence services on NSS-7.

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Operating and financial review and prospects

Cost of operations
Our cost of operations decreased $0.8 million, or 2 percent, to $50.7 million for 2002 compared to $51.5 million for 2001. As a percentage of revenues, our cost of operations remained unchanged at 25 percent. The net decrease in our cost of operations reflects the effect of bringing our tracking, telemetry, control and payload management operations in-house, resulting in savings of $3.8 million, and our success in managing our discretionary costs. These savings were offset in part by increased costs of $2.5 million for the year related to the further development of our bundled service offerings and $0.5 million in other discretionary costs.

Selling, general and administrative
Our selling, general and administrative expenses increased by $0.8 million, or 2 percent, to $39.5 million in 2002 from $38.7 million for 2001. This slight net increase resulted primarily from an increase in staff costs of $1.2 million following the expansion of the sales and marketing staff and related activities that we undertook in order better to exploit the capacity on our new satellites primarily offset by savings of $0.4 million arising from careful management of our discretionary costs.

Earnings before interest, taxes, depreciation and amortization (EBITDA) (adjusted)
Our EBITDA (adjusted) for 2002 was $110.3 million, a decrease of $8.5 million, or 7 percent, from $118.8 million in 2001. The decrease in EBITDA (adjusted) is attributable to decreased revenues in 2002. In 2002, we calculated EBITDA (adjusted) to exclude the cumulative effect of change in accounting principle relating to goodwill of $23.4 million.

As a percentage of revenues, EBITDA (adjusted) decreased to 55 percent in 2002 from 57 percent for 2001. We believe that earnings before interest, taxes, depreciation and amortization is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA (adjusted) is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. EBITDA (adjusted) as presented herein may not be comparable to similarly titled measures reported by other companies. (See Table 1 ‘– Reconciliation of EBITDA (adjusted) to net (loss) income’).

Depreciation and amortization
Our depreciation and amortization expense increased $5.3 million, or 7 percent, to $80.6 million for 2002 from $75.3 million for 2001. This increase was primarily due to $7.8 million of depreciation on the NSS-7 following its placement into service in May 2002, net of elimination of goodwill amortization of $2.8 million in 2001.

Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, and in accordance with the standard stopped amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141, Business Combinations.

Interest expense (income) and other, net
Net interest expense for 2002 was $0.5 million, a decrease of $9.5 million, compared to net interest income of $9.0 million for 2001. The decrease primarily arose from lower interest income in 2002, as we fully utilized the remaining funds raised through our initial public offering to fund the ongoing construction of our new satellites, NSS-7, NSS-6 and NSS-8. (See ‘– Liquidity’).

Income tax expense
Our income tax expense decreased $8.9 million, or 46 percent, to $10.5 million for 2002, from $19.4 million in 2001. The decrease was due primarily to the decrease in our pre-tax income.

Cumulative effect of change in accounting principle, relating to goodwill, net of taxes
As of January 1, 2002, we adopted SFAS No. 142. This Standard eliminates goodwill amortization from the consolidated statement of operations and requires an evaluation of goodwill for impairment upon adoption of this Standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment.

Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Limited in March 2000. As a result of this impairment test, which now requires the primary evaluation to be performed on a discounted cash flow basis, we recorded an impairment charge of $23.4 million, which is classified as a cumulative effect of a change in accounting principle.

Liquidity and capital resources
Our liquidity requirements arise principally from the need to:

•	fund capital expenditures for the construction and launch of new satellites;
•	fund working capital requirements;
•	expand our business organically; and
•	finance any acquisitions we may make.

Liquidity
As of December 31, 2003, our principal sources of funds were cash flows from operating activities and amounts available under an unsecured revolving credit facility. Borrowings outstanding at each of the three years ended December 31, 2003 have not exceeded $10 million. At December 31, 2003, no amounts were drawn down on our credit facility, with $200 million available.

Net cash provided by operating activities totaled $109.2 million in 2003, $112.0 million in 2002 and $130.7 million in 2001. We had cash and cash equivalents of approximately $23.3 million as of December 31, 2003.

We intend to use our credit facility for capital expenditures, acquisitions and general corporate purposes. The original amount under this facility was $300 million. Consistent with the terms of the facility, this amount was reduced to $200 million on December 31, 2003 and will be further reduced to $100 million on June 30, 2004. The facility must be repaid in full by December 31, 2004. The interest rate on borrowings will vary with LIBOR (for U.S. dollar-based borrowings) or EURIBOR (for Euro-based borrowings) and the applicable margin, which will vary with the amount of our indebtedness as a proportion of our EBITDA (see Table 1 ‘– Reconciliation of EBITDA (adjusted) to net income (loss)’). The facility also contains customary events of default and financial covenants that relate to our business and other restrictions that affect us.

In November 2002, we launched a share buyback initiative as a way to provide additional liquidity to our shareholders. By the end of the third quarter 2003, a total of 13,057,024 shares had been repurchased under the program at a total cost of $54.0 million. All acquired shares held at November 2003 were cancelled in the same period. In addition, in February 2004, we announced our decision to proceed with a second share repurchase program of up to 10 percent of our currently outstanding shares, or 11.8 million shares.

In February 2004, we also announced that we will seek shareholder approval for the distribution of a cash dividend for 2003 of $0.04 per ordinary share at the Annual General Meeting of Shareholders to be held on May 13, 2004.

As our business is generally not seasonal, we have little need for short-term borrowings to finance normal operations.

Our cost of satellite construction includes an element of deferred consideration to the satellite manufacturers called ‘satellite performance incentives’. We are contractually obligated to make these payments, representing up to 8 percent of the historical cost of our existing satellites, over the minimum, contractually obligated, orbital design lives of the satellites so long as those satellites continue to meet contractual specifications. We capitalize the present value of these payments as part of the cost of constructing these satellites and record a corresponding liability to the satellite manufacturers. This obligation is then reduced as the satellite performance incentive payments are made.

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We believe that our cash flows from operations, our cash and cash equivalents and funds available under our credit facility will provide us with sufficient liquidity to meet our currently anticipated future financial obligations, committed capital expenditures, dividends for shareholders, share repurchases and other needs through the end of 2004. Nevertheless, we plan to carefully evaluate opportunities to expand our operations. If capital investments exceed expected levels, we may seek additional financing.

The amount and frequency of any future dividends to be proposed by the company, subject to approval by the shareholders, will depend on the earnings and financial condition of the company at such time, and no assurance can be given that dividends will be declared or paid in the future.

Capital expenditures and investments
Cash used in investing activities, primarily representing capital expenditures for satellite construction, launch contracts, launch insurance and other property, was mainly funded using cash flow from operations and, to the extent necessary, borrowings under our credit facility. Net payments for investing activities totaled $43.5 million in 2003, $231.4 million in 2002 and $222.7 million in 2001. We signed contracts with Lockheed Martin for the NSS-7 satellite in 1999 and the NSS-6 satellite in 2000, which were launched in April and December of 2002, respectively. We also signed a contract for a third satellite, NSS-8, with Boeing Satellite Systems in March 2001. In January 2003, we amended that contract, reconfiguring the satellite for deployment in an established orbital location in the Indian Ocean region. We anticipate that NSS-8 will enter commercial service in the first half of 2005.

The launches of NSS-7 and NSS-6 marked the near completion of our currently committed capital investment program. As such, we achieved a positive free cash flow position of $65.7 million in 2003 compared to negative free cash flow of $119.4 million in 2002 and $92.0 million in 2001. Following the launch of our NSS-8 satellite, we anticipate a significant period of time without further large capital expenditures, which we believe will result in substantial positive free cash flow in the years to come. Table 2 shows the reconciliation of net cash provided by operating activities to free cash flow from operations.

We believe that free cash flow from operations is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Free cash flow from operations is not presented as an alternative measure of cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. Free cash flow from operations as presented here may not be comparable to similarly titled measures reported by other companies.

We currently anticipate that our capital expenditures for 2004 will be approximately $50 to $70 million, to be financed from operating cash flow. We expect that these expenditures will consist primarily of:

•	construction and launch contract for NSS-8;

•	payments made to acquire and upgrade ground station facilities; and

•	costs associated with the expansion of our operations.

As part of our operational and strategic plan, we plan to launch replacement satellites when existing satellites near the end of their commercial lives. We will also explore the possibility of adding additional satellites to our fleet and will evaluate strategic opportunities such as joint ventures and acquisitions. We regularly study the demand for satellite services in various regions and for different applications in order to keep abreast of opportunities. While we are committed to a long-term strategy of enhancing our satellite fleet, we will enter into procurement contracts for new satellites only where we have a demonstrated need for the additional capacity and a sound business case for the particular satellite.

Table 4 below summarizes our contractual obligations and commercial commitments as of December 31, 2003.

Market risks
We manage our exposure to market risks through internally established policies and procedures. We did not use derivative financial instruments in 2003, 2002 and 2001. Our policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives.

Off-balance sheet arrangements
The company does not have any off-balance sheet arrangements as defined under U.S. Securities and Exchange Commission rules.

Taxation
We are in discussions with the Dutch tax authorities to determine the tax basis of the assets contributed to us by our predecessor. While we have not agreed to the final determination of the tax basis of these assets with those authorities, we have made a preliminary valuation of these assets. The difference between the book value of the assets on November 30, 1998 and the estimated initial tax basis of the assets of $750 million gave rise to a deferred tax asset, which approximated

Table 4 – Contractual obligations

			Payments due by period

		Less than			After
(In thousands of U.S. dollars)	Total	1 year	1-3 years	4-5 years	5 years

Short-term debt	$–	$–	$–	$–	$–
Long-term debt	–	–	–	–	–
Capital lease obligations	–	–	–	–	–
Operating leases	3,965	822	1,231	1,014	898
Unconditional purchase obligations(1)	27,910	18,950	5,945	2,072	943
Conditional purchase obligations(2)	46,779	35,425	11,354	–	–
Conditional payment obligations(3)	48,156	6,429	10,997	9,112	21,618
Contingent conditional payment
obligations(4)	18,067	1,130	3,011	3,011	10,915

Total	$144,877	$62,756	$32,538	$15,209	$34,374

(1)	Unconditional purchase obligations reflect agreements for the procurement of in-orbit insurance, fiber and teleport services.
(2)	Conditional purchase obligations represent remaining milestone payments for the procurement and launch of the NSS-8 satellite, excluding in-orbit incentives, which are contingent on the satisfactory performance of the spacecraft and are paid over the lifetime of the satellite.
(3)	Conditional payment obligations reflect the in-orbit performance incentives of our in-orbit satellite fleet and are paid over the lifetime of the respective satellite.
(4)	Contingent conditional payment obligations reflect the in-orbit incentives of our NSS-8 satellite, currently under construction. The payment obligation is contingently payable on the satisfactory performance of the spacecraft and is paid over its lifetime.

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Operating and financial review and prospects

$15.6 million at December 1, 1998. We believe, but can make no assurance, that the results of future operations, more likely than not will generate sufficient taxable income to realize this deferred tax asset. Application of the deferred tax asset will reduce our annual tax payments by approximately $1.3 million per year for approximately 12 years, based on the average lives of our current satellites. Should the tax authorities agree to a different initial valuation of the assets as of November 30, 1998, then 34.5 percent of the difference between that amount and $750 million would be adjusted to this deferred tax asset provided that recovery is more likely than not.

Certain countries within which we operate have sought to impose withholding taxes or income taxes on payments from customers in those countries, notwithstanding the existence of tax treaties that do not permit the imposition of such taxes. We use available legal means to contest such taxation and, in addition, in many but not all such cases, we also have the right under contracts to pass such taxes on to our customers or to other third parties.

Currency and exchange rates
All of our major capital expenditures and substantially all of our revenues and operating expenses are denominated in U.S. dollars. Accordingly, we have adopted the U.S. dollar as our functional currency. Transactions in other currencies are translated into U.S. dollars using the rates that were in effect at the transaction date. Since all of our major inflows and outflows are denominated in U.S. dollars, we are not exposed to significant foreign currency exchange risk.

Disclosures about market risk
We are exposed to market risks relating to interest rate changes from time to time. To the extent that we make significant borrowings under our credit facility, we will evaluate the appropriateness of using various hedging instruments. We do not enter into derivatives or other financial instruments for trading, hedging foreign currency exposure for speculative purposes.

Critical accounting policies
Our significant accounting policies are described fully in Note 2 to our consolidated financial statements appearing elsewhere in this annual report. We consider a number of accounting policies to be critical to the understanding of our results of operations. These accounting policies relate to revenue recognition, our communications, plant and other property, impairment of long-lived assets, income taxes, goodwill and satellite performance incentives. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States and the Netherlands requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Telecommunications revenue results from utilization charges that are recognized as revenue on a straight-line basis over the period during which the satellite services are provided. This revenue is recognized provided that collection of the related receivable is reasonably assured. We make estimates regarding the probability of collection based upon an evaluation of the customer’s creditworthiness, the customer’s payment history and other conditions or circumstances that may affect the likelihood of payment. When we have determined that the collection of payments for satellite utilization is not reasonably assured at the time the service is provided, we defer recognition of the revenue until such time that collection is believed to be reasonably assured or the payment is received. We also maintain an allowance for doubtful accounts for customers’ receivables where the collection of these receivables is uncertain. If our estimate of the probability of collection is not accurate, we may experience lower revenue or an increase in our bad debt expense.

We receive payments for satellite utilization charges from some customers in advance of our providing services. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the period during which the satellite services are provided.

Communications, plant and other property
Communications, plant and other property are carried at cost and consist primarily of the costs of spacecraft construction and launch, including capitalized performance incentive payments, launch insurance premiums, capitalized interest, and costs directly associated with monitoring and support of spacecraft construction. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches are capitalized and amortized over the lives of the related satellites. Insurance policies procured for in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

Communications, plant and other property are depreciated on a straight-line basis over their estimated useful lives. The depreciable lives of our satellites range from 12.5 years to 14 years. We make estimates of the useful lives of our satellites for depreciation purposes based upon an analysis of each satellite’s performance, including its orbital design life and its estimated orbital maneuver life. The orbital design life of a satellite is the length of time that the satellite’s hardware is required under the contract with the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time we project we will be able to continue to operate a satellite based on its remaining fuel level and fuel consumption rate.

Impairment of long-lived assets
Our long-lived assets, which are comprised primarily of our in-service satellite fleet, are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Impairment can arise from complete failure or partial failure of the satellites as well as a change in expected cash flows. Such impairment tests are based on a comparison of estimated undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset value will be written down to fair value.

Income taxes
We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities and net operating loss carry-forwards using enacted rates. Valuation allowances are provided against assets that are not likely to be realized.

We are in negotiations with the Dutch tax authorities to determine the fair value (tax basis) of the assets contributed by our predecessor. (See ‘– Taxation’).

Goodwill
The excess of the purchase price over the fair market value of net assets acquired is recorded as goodwill and is tested for impairment at least on an annual basis. As of January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. This Statement eliminates goodwill amortization from the Consolidated Statement of Operations and requires an evaluation of goodwill for impairment upon adoption of this Statement, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Limited. As a result of this impairment test, we recorded an impairment charge of $23.4 million, which is classified as a cumulative effect of a change in accounting principle.

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Satellite performance incentives
Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments, representing up to 8 percent of the historical cost of our existing satellites, over the minimum, contractually obligated, orbital design lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications.

Dutch GAAP reconciliation matters
Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and do not differ in any material respect from those which would have been prepared if we had used accounting principles generally accepted in The Netherlands other than the accounting for goodwill. Under Dutch GAAP goodwill continues to be amortized. However, given that New Skies Networks Pty Limited was impaired both under U.S. GAAP and Dutch GAAP and was written off in 2002, our results for 2003 were the same under both accounting methods. Under Dutch law, we prepare annual financial statements in accordance with Dutch accounting principles and file those statements with the Trade Register of the Chamber of Commerce and Industry in The Hague. These accounts are available for inspection at our executive offices.

Recently issued accounting standards
In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51. FIN 46 requires the consolidation of a variable interest entity (VIE) where an equity investor achieves a controlling financial interest through arrangements other than voting interests, and it is determined that the investor will absorb a majority of the expected losses and/or receive the majority of residual returns of the VIE. In October 2003, the FASB deferred the effective date for the consolidation of VIEs created prior to February 1, 2003 to December 31, 2003 for calendar year-end companies, with earlier application encouraged. The company adopted FIN 46 as of its original effective date of July 1, 2003 for entities created prior to February 1, 2003. The adoption of FIN 46 did not have a material impact on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

Several new Dutch accounting guidelines became effective January 1, 2003. Generally, these guidelines further align Dutch accounting standards with international accounting standards. The new guidelines did not have a material impact on our Dutch GAAP financial statements or the reconciliation between United States and Dutch GAAP.

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Report of the Supervisory Board

We are pleased to present the statutory accounts of New Skies Satellites N.V. for the fiscal year ended December 31, 2003, as prepared by the Board of Management, for adoption by shareholders. These accounts, which are included in this annual report, have been audited by Deloitte Accountants, who have rendered an unqualified report on these accounts. The Supervisory Board has adopted these financial statements in accordance with article 28.5 of the company’s Articles of Association and has approved the allocation of profit (loss) to reserves pursuant to article 29.7 of such Articles. We recommend that the shareholders approve these financial statements at the next Annual General Meeting in accordance with the proposal of the Board of Management.

The Supervisory Board met four times during 2003. Topics of discussion at these regularly scheduled meetings included the company’s budget and its financial and operational performance; its strategy and business plan; significant capital expenditure initiatives; the company’s satellite deployment strategy, including the re-purposing of NSS-8; possible strategic alliances and acquisitions; the company’s share repurchase program, its dividend policy, and other possible methods of returning value to shareholders; compensation and related policies and plans, including share ownership guidelines for Supervisory Directors and senior management; corporate governance and controls (both generally and in light of the Tabaksblat corporate governance code in the Netherlands and ongoing implementation of the Sarbanes-Oxley legislation in the United States); the risks associated with the company and the company’s risk mitigation strategies; the conduct of the audit and the company’s adoption of new accounting standards; the structure and operation of the company’s Board of Management and its newly formed Executive Management Committee; and the structure and operation of the Supervisory Board. In all of these areas, the Board continued to focus its attention on developing sound strategies for increasing shareholder value for the benefit of the company, its shareholders, and its other stakeholders. In addition, the Board adopted new or modified policies to promote sound governance: an updated Insider Trading Policy; a Code of Business Conduct and Ethics; and a whistleblower policy.

The Supervisory Board has three standing committees. These committees generally convene at each regularly scheduled meeting of the Supervisory Board, and hold special sessions as and when they determine appropriate. During 2003, the Audit and Finance Committee supervised the quality of external financial reporting, including quarterly and annual financial statements and associated public releases, as well as compliance with rules and the control of risks. The Audit and Finance Committee also oversaw the audit, pre-approved all audit and permitted non-audit services to be performed by the independent auditor, and played a central role in appointing, determining the compensation of, co-ordinating communications with, and assessing the performance of the independent auditor. In addition, it reviewed the company’s financial condition, financial plans, proposed capital expenditures, and key financial policies. The Management Compensation and Development Committee determined remuneration and compensation matters for the company’s executive management and supervised the policies regarding compensation, remuneration, and benefit plans for the remainder of the company. In connection with this function, the Committee administered the company’s stock option and restricted stock plans. The Committee also oversaw succession planning and related matters. The Corporate Governance Committee oversaw the Supervisory Board’s processes and procedures, including its agendas, calendar, the orientation of new directors, and the composition of the Board’s committees; reviewed and recommended the compensation of Supervisory Directors; made recommendations regarding nominations to the Supervisory Board and Board of Management; and performed a periodic assessment of the size, composition, and performance of the Supervisory Board and the performance of its members.

The decision-making process in the Supervisory Board is on a collective basis. The Supervisory Board operates in accordance with internal rules and regulations that govern the Supervisory Board’s constitution, profile, responsibilities, procedures, co-operation among members and relationship with the company and shareholders. The rules specify a fixed schedule of Combined Meetings, which serve as the basis for formal contacts between the Supervisory Board and the Board of Management. In addition, regular informal contact is maintained and additional meetings are convened when necessary.

The Board of Management also informs the Supervisory Board about the course of the business through quarterly reports and regular informal contact. No members of management serve on the Supervisory Board.

In addition, during 2003 the Supervisory Board routinely met in executive session, without members of the Board of Management present, to discuss its own functioning, its relations with shareholders and the Board of Management, strategic issues, and issues regarding compensation and succession. Before every official Supervisory Board meeting, the Board holds an informal meeting to discuss specific strategic subjects, which concern the company.

At the 2003 Annual General Meeting of shareholders, the shareholders re-elected all nine members of the Supervisory Board. In November 2003, one of these members – Mr. Donald Wear – passed away.

We remain grateful for the commitment and accomplishments that New Skies’ Board of Management, Executive Management Committee and all the employees have achieved. Once again, New Skies’ management team employed sound operational tactics and a wise strategic approach to deliver strong performance in the face of ongoing difficult economic and market conditions. We commend their dedication and contributions and applaud the success they achieved in 2003.

The Supervisory Board:
T.M. Seddon
S.K. Fung
A.S. Ganguly
J.W. Kolb
N. Kroes
G.D. Mueller
L. Ruspantini
C. Séguin

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Information regarding the members of the Supervisory Board

Mr. Seddon
Mr. Seddon, 63 years of age, has served as Chairman of the Supervisory Board since May 1998. He is a citizen of the United Kingdom. Mr. Seddon currently is retired. Prior to his retirement he served as Director of Projects in Europe and also as the Malaysian Representative Director for Cable and Wireless. Prior to that, Mr. Seddon served as Chief Executive Officer of Asia Satellite Telecommunications Company Ltd from 1988 to 1993. During 2003, Mr. Seddon served as non-executive Director of Multitone Electronics plc, a specialist mobile telecommunications product provider.

Dr. Fung
Dr. Fung, 57 years of age, has served as a Supervisory Director since May 1999. He is a citizen of the United States of America. Dr. Fung currently is Managing Director, North Asia of ACNielsen (a VNU N.V. company), a global provider of market information, research and analysis. Previously, he was a Director of Media Genesis Ltd from 2000 to 2002. From 1999 to 2000, Dr. Fung was Managing Director of Sage Capital Management and from 1995 to 1999 he was President of NBC Asia and established the Asian operations of NBC. Dr. Fung also served as the Chairman of the Cable and Satellite Broadcasting Association of Asia (CASBAA) from 1997 to 1999. From 1987 to 1995, he was General Manager of TVB International, a leading broadcaster in Hong Kong.

Dr. Ganguly
Dr. Ganguly, 68 years of age, has served as a Supervisory Director since May 2002. He is a citizen of India. Dr. Ganguly currently serves as the Chairman of ICICI One Source Ltd, as a Director on the Central Board of the Reserve Bank of India, to which post he was appointed in November 2000, and as a Director on the Board of Hemogenomics Pvt Ltd, to which post he was appointed in November 2002. In addition, Dr. Ganguly heads his own company,

Technology Network India Pvt Ltd, which focuses on industrial research & development and supply chain management. Dr. Ganguly’s principal professional career spanned 35 years with Unilever, which culminated with his service as a member of the Board of Directors of Unilever N.V. from 1990 through 1997 with responsibility for worldwide research and technology. Dr. Ganguly also currently serves as a non-executive Director of British Airways plc, Mahindra & Mahindra, WIPRO LTD, ICICI Knowledge Park, Tata AIG Life Insurance Co Ltd and ABP Pvt Ltd. During his career, Dr. Ganguly has served several public bodies including as a member of the Science Advisory Council to the Prime Minister of India (1985 to 1989) and the UK Advisory Board of Research Councils. His honors include, among others, the Indian award of Padma Bhushan and being named an Honorary Professor by the Chinese Academy of Science, Shanghai.

Mr. Kolb
Mr. Kolb, 68 years of age, has served as a Supervisory Director since May 1998. He is a citizen of the United States of America. Until his retirement in May 1998, Mr. Kolb was Vice Chairman of Deloitte & Touche LLP, an international public accounting and consulting firm. He joined the accounting firm in 1957 and served as Managing Partner of the Chicago office, Managing Partner of professional services, and Chief Financial and Administrative Officer, as well as Vice Chairman. Mr. Kolb has been a member of the Board of Directors of Gaylord Container Corporation, a manufacturer and distributor of corrugated containers, container board and other paper products, from August 1998 to May 2002, of Mid America Group, a commercial and residential real estate development and management company, from August 2002, and of Walter Industries, Inc., a diversified company operating in homebuilding, financing, industrial products and natural resources, from June 2003.

Mrs. Kroes
Mrs. Kroes, 62 years of age, has served as a Supervisory Director since May 1999. She is a citizen of The Netherlands. From 1991 to 2000 Mrs. Kroes served as President of Nijenrode University in the Netherlands. Prior to that, she served as an advisor to the European Transport Commissioner from 1989 to 1991 and as Cabinet Minister for Transport and Public Works in the Netherlands from 1982 to 1989. She also served as Deputy Minister for Transport and Public Works in the Netherlands from 1977 to 1981. Mrs. Kroes is a Member of the Boards of the following companies: Ballast Nedam N.V., P & O Nedloyd, ProLogis, Cório N.V. (formerly VIB N.V.), Lucent Technologies B.V., Volvo Group (Sweden), Thales Group, MM02 (non-executive board), and Nederlandse Spoorwegen (Supervisory Board). Mrs. Kroes is as of December 2002 a member of the High Level Group on the trans-European Network in Brussels.

Mr. Mueller
Mr. Mueller, 67 years of age, has served as a Supervisory Director since May 2001. He is a citizen of Germany and the United States of America residing in the United States of America. Mr. Mueller is currently retired. Prior to his retirement, Mr. Mueller served as Executive Vice President and Chief Administrative and Financial Officer of Bayer Corporation, the U.S. wholly owned subsidiary of Bayer AG, Germany. He is currently a member of the Board of Directors of Schott Corporation, a U.S. wholly owned subsidiary of the German company Schott Glas. Mr. Mueller also is a trustee of the Robert Morris University and a member of the Board of Directors of the Western Pennsylvania Hospital, both in Pittsburgh, and Chairman of CDS International (formerly Carl Duisberg Society), a non-profit organization engaged in the implementation of exchange programs for young professionals primarily between the United States and Europe.

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Information regarding the members of the Supervisory Board

Mr. Ruspantini
Mr. Ruspantini, 64 years of age, has served as a Supervisory Director since May 1998. He is a citizen of Italy. Mr. Ruspantini is presently retired after more than 30 years of experience in satellite communications. Prior to his retirement, he served as Assistant to the Chief Executive Officer of Telespazio, at the time a fully owned subsidiary of Telecom Italia, where he was responsible for the definition of the company’s multimedia program strategy and implementation. Prior to 1997, Mr. Ruspantini served as Director of the Broadcast Services division of Telespazio and oversaw the provision of Television, Business Television and Radio Services to the company’s customers in Italy and abroad.

Mr. Séguin
Mr. Séguin, 54 years of age, has served as a Supervisory Director since May 1998. He is a citizen of Canada. Mr. Séguin is currently Senior Vice President – Strategic Investments for the Montreal based CGI Group, a global IT service provider. Previously, he was President of CDP Capital – Private Equity from 2001 to 2003 and Executive Vice President and Chief Financial Officer of Teleglobe Inc. from 1992 to 2000. Immediately prior to that, he was the Deputy Minister of Finance for the Province of Quebec, to which post he was appointed in 1987.

Mr. Wear
Mr. Wear served as a Supervisory Director from May 2001 until his death at the age of 56 last November. He was a citizen of the United States of America. In 2001 Mr. Wear started his own business, Wear Multimedia International. Mr. Wear spent the majority of his career in the media, television and telecommunications industries, working in legal, regulatory, commercial, business and senior executive positions. From 1997 to 2001 Mr. Wear was the President, International Policy and President, International Networks at Discovery Communications, Inc. From 1993 to 1997, Mr. Wear was Vice President and General Counsel of INTELSAT. Mr. Wear was a member of the Board of Directors of the International Council of the National Academy of Television Arts and Sciences in the United States. He was also a member of several advisory panels, committees and councils dealing with telecommunications- and television-related matters.

Information regarding the compensation and stock ownership of the Supervisory Board
Each of our Supervisory Directors receives a quarterly fee. Additionally, each Supervisory Director is paid a stipend in connection with attendance at, and travel to and from, a Supervisory Board meeting or a Supervisory Board committee meeting, and reimbursement in connection with other expenses. We currently have no loans outstanding to members of our Supervisory Board.

Several of our Supervisory Directors own shares in the company. As of 16 February 2004, they own an aggregate of 15,078 New Skies ordinary shares. In addition, in the past shareholders have approved annual stock option grants and restricted stock grants to the members of our Supervisory Board. The vesting period for these options is three years and the options have a maximum term of ten years. The vesting period for restricted stock is three years.

Please refer to the notes to the financial statements contained in this Annual Report for further information regarding compensation and stock ownership of the Supervisory Board.

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New Skies’ corporate governance structure and compliance with the Dutch corporate governance code

On December 9, 2003, the Tabaksblat Corporate Governance Committee issued a comprehensive corporate governance code to govern Dutch listed companies (the ‘Code’). The Code includes both fundamental principles and more detailed ‘best practice’ provisions across a broad range of corporate governance issues – from the basic structure of a Dutch public company and the respective roles of Supervisory Directors, Managing Directors, and shareholders, to remuneration, conflicts of interest, the role of the auditor, and public communications. In many respects, the Code echoes developments in the United States and elsewhere over the past two years. In certain areas, however, it adopts a unique approach that reflects the needs and traditions of the Dutch public market.

The Code does not come into effect until 2004. The Committee, however, recommended that listed companies include in their 2003 Annual Reports a chapter discussing the Code, including how they expect to comply and what problems they anticipate. Consistent with its overall commitment to provide its shareholders and other stakeholders with relevant information, New Skies is following this recommendation.

New Skies supports, in principle, the aims and goals underlying the Code. Since its creation, New Skies has had in place a relatively sophisticated internal governance system, including a fully independent and highly qualified Supervisory Board; open and positive communications between Management and the Supervisory Board, on the one hand, and between the company and its shareholders, on the other; remuneration policies that are in line with industry norms and appropriately align Management and shareholder interests and serve the company’s recruitment, reward, and retention objectives; and appropriate policies, controls, and protections to safeguard the company’s interests and promote its long-term growth.

In particular, New Skies commends the Code’s ‘comply or explain’ approach. As the Code acknowledges, there may be circumstances in which it would not be in the best interests of a company or its shareholders to adhere rigidly to a provision of the Code or its ‘best practices’provisions. Companies vary in size, in the markets within which they operate, in the makeup and interests of their shareholders, in their growth prospects, and in any number of other ways. Moreover, a company can itself change over time. As a result, the Code gives companies the flexibility to depart from one or more of the Code’s provisions as long as they inform their shareholders that they have done so and explain their reasons. The shareholders can then decide whether they agree with the company’s decision and, if not, make their views known to the company. This approach acknowledges the pitfalls inherent in a

‘one size fits all’ regime and wisely gives companies and their shareholders the flexibility they require and the autonomy they deserve.

New Skies already complies with the majority of the Code’s principles and best practice provisions. Where its current practices depart from the Code, in most cases New Skies intends promptly to make appropriate changes to ensure compliance. New Skies will include in its 2004 Annual Report a detailed report on its compliance with the Code.

New Skies expects, however, that it will depart from a relatively small number of the Code’s provisions, for two principal reasons.

First, the Code contains a number of provisions that dictate, in a very detailed manner, the ‘appropriate’ structure for remunerating members of executive management and Supervisory Board directors. While the Code acknowledges that companies must be able to recruit and retain qualified and expert managers, in New Skies’ case some of its specific mandates could interfere with this important objective.

New Skies operates in a highly competitive, global market. In order to compete effectively, New Skies thus must recruit and retain highly talented individuals with a comprehensive knowledge of the satellite communications marketplace. Yet because New Skies is the Netherlands’ only satellite communications company, it generally must recruit these individuals from an international labor market and must compete against other satellite companies – none of whom are located in the Netherlands, and none of whom therefore are subject to the Code – to attract the ‘best and the brightest.’

In making remuneration decisions, New Skies will continue to consider very carefully the appropriateness of its compensation policies and the interplay between well-designed compensation systems and sound governance. Moreover, it will continue to require shareholder approval of Supervisory Directors’ compensation and to provide to shareholders detailed information regarding Managing Directors’ compensation. In certain instances, however, there may be specific provisions of the Code that would artificially impair its ability to recruit and retain highly qualified individuals and, in so doing, jeopardize its ability to compete successfully. In addition, New Skies will continue to respect the contractual rights of its existing employees, including members of its Board of Management.

Second, while the Code generally reflects internationally recognized principles of sound corporate governance, in a small number of instances its requirements may be inconsistent with those imposed by the U.S. Sarbanes-Oxley Act or otherwise mandated by U.S. law. As a dual-listed company on the Euronext and New York Stock Exchanges, New Skies must comply with both Dutch and U.S. law. Wherever possible, it will seek to adhere to both the Code and U.S. requirements. Where the two conflict, however, New Skies will have to decide on a compliance approach and, particularly where the U.S. requirement is binding, may have to depart from the inconsistent Dutch provision.

New Skies’ first obligation is to its shareholders and other stakeholders. The company’s management and its Supervisory Board welcome the opportunity provided by the Code’s adoption to re-assess New Skies’ structure and governance practices in order to ensure that it continues to serve those parties faithfully and in an honest and open manner. We expect that New Skies’ adoption of the Code’s requirements will help promote this important objective, and intend to depart from its specific mandates only when doing so is in the best interests of the company, its shareholders, and its other stakeholders.

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Responsibility for financial statements

The accompanying financial statements have been prepared under management’s direction using generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgement. Management is responsible for the integrity and accuracy of these financial statements.

To provide reasonable assurance that the company’s records accurately reflect the underlying transactions, management maintains a system of internal controls, which includes such safeguards as segregation of responsibilities in organizational arrangements, the selection and training of qualified personnel and the establishment of policies and procedures. The adequacy and effectiveness of these controls are reviewed by Deloitte Accountants, the company’s independent auditors, in their assessment of auditing procedures for the purpose of expressing an opinion on the company’s financial statements.

The independent auditors have audited the accompanying financial statements. Their report expresses an opinion that the financial statements present fairly, in all material aspects, the company’s financial position, operating results and cash flows using accounting principles generally accepted in the United States of America.

The Audit Committee of the Supervisory Board, which consists solely of directors who are not employees of the company, meets regularly with the independent auditors and representatives of management to establish that all are appropriately discharging their responsibilities. In addition, the independent auditors have direct access to the Audit Committee to discuss the results of their audits, the adequacy of the company’s internal controls and the quality of its financial reporting.

Daniel S. Goldberg
Chief Executive Officer

Andrew M. Browne
Chief Financial Officer

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Index to financial statements

Index to consolidated financial statements
26	Independent auditors’ report
27	Consolidated balance sheets as of December 31, 2003 and 2002
28	Consolidated statements of operations for the three years ended December 31, 2003
29	Consolidated statements of shareholders’ equity for the three years ended December 31, 2003
30	Consolidated statements of cash flows for the three years ended December 31, 2003
31	Notes to the consolidated financial statements

Index to statutory financial statements
39	Introduction to statutory financial statements
40	Consolidated and company balance sheets as of December 31, 2003 and 2002
41	Consolidated and company statements of operations for the two years ended December 31, 2003
42	Notes to the statutory financial statements
48	Additional information
48	Independent auditors’ report
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Independent auditors’ report

To the Supervisory Board of Directors and Shareholders of New Skies Satellites N.V.:

We have audited the consolidated balance sheets of New Skies Satellites N.V. and subsidiaries (the ‘company’) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of New Skies Satellites N.V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the company changed its method of accounting for goodwill in 2002.

Deloitte Accountants
Amsterdam, The Netherlands
January 28, 2004

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New Skies Satellites N.V. and subsidiaries
Consolidated balance sheets
(in thousands of U.S. dollars, except share data)

	December 31,

	2003	2002

Assets
Current assets
Cash and cash equivalents	$23,253	$8,329
Trade receivables (including trade receivables from shareholders totaling
$17,954 in 2003 and $22,100 in 2002, less: allowance for doubtful
accounts of $7,845 for 2003 and $6,171 for 2002, respectively)	41,870	39,109
Prepaid expenses and other assets	14,782	11,111

Total current assets	79,905	58,549

Communications, plant and other property, net (Note 3)	1,026,580	1,058,119
Deferred tax assets (Note 5)	8,748	10,087
Other assets	603	1,226

Total assets	$1,115,836	$1,127,981

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	$–	$10,000
Accounts payable and accrued liabilities	17,518	18,396
Income taxes payable	32,346	29,350
Deferred revenues and other liabilities	8,138	8,994
Satellite performance incentives	6,429	6,218

Total current liabilities	64,431	72,958

Deferred revenues and other liabilities	7,888	8,351
Satellite performance incentives	41,727	27,639

Total liabilities	114,046	108,948

Shareholders’ equity (Note 7)
Governance preference shares (227,530,000 shares authorized, par value €0.05; none issued)	–	–
Cumulative preferred financing shares (22,753,000 shares authorized, par value €0.05; none issued)	–	–
Ordinary Shares (204,777,000 shares authorized, par value €0.05; 117,668,652
and 130,570,241 shares issued, respectively)	5,431	6,026
Additional paid-in capital	926,109	977,506
Retained earnings	67,854	56,019
Unearned compensation	(179)	(685)
Accumulated other comprehensive income (loss)	2,575	(492)
Treasury stock, at cost (5,194,030 ordinary shares)	–	(19,341)

Total shareholders’ equity	1,001,790	1,019,033

Total liabilities and shareholders’ equity	$1,115,836	$1,127,981

See notes to consolidated financial statements.

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New Skies Satellites N.V. and subsidiaries
Consolidated statements of operations
(in thousands of U.S. dollars, except per share amounts)

	Years ended December 31,

	2003	2002	2001

Revenues
(Including services to shareholders totaling $104,722
in 2003, $108,346 in 2002 and $101,916 in 2001) (Note 8)	$214,900	$200,524	$209,028

Operating expenses:
Cost of operations
(Including services from shareholders totaling $4,323 in 2003,
$3,926 in 2002 and $2,957 in 2001)	53,219	50,714	51,533
Selling, general and administrative	42,063	39,490	38,733
Depreciation and amortization	99,899	80,574	75,338

Total operating expenses	195,181	170,778	165,604

Operating income	19,719	29,746	43,424
Interest expense (income) and other, net	1,227	510	(9,008)

Income before income tax expense	18,492	29,236	52,432
Income tax expense (Note 5)	6,657	10,506	19,364

Income before cumulative effect of change in accounting principle	11,835	18,730	33,068
Cumulative effect of change in accounting principle, relating to goodwill, net of taxes	–	(23,375)	–

Net income (loss)	$11,835	$(4,645)	$33,068

Basic and diluted earnings (loss) per share:
Income before cumulative effect of change in accounting principle	$0.10	$0.14	$0.25
Cumulative effect of change in accounting principle	–	(0.18)	–

Basic and diluted earnings (loss) per share	$0.10	$(0.04)	$0.25

See notes to consolidated financial statements.

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New Skies Satellites N.V. and subsidiaries
Consolidated statements of shareholders’ equity
(in thousands of U.S. dollars, except share data)

	Years ended December 31, 2003, 2002 and 2001

	Number					Accumulated
	of					other
	ordinary		Additional			comprehensive	Treasury	Total
	shares	Ordinary	paid-in	Retained	Unearned	income	stock	shareholders’
	(in thousands)	shares	capital	earnings	compensation	(loss)	(at cost)	equity

Balance January 1, 2001	130,561	$ 6,026	$ 976,177	$ 27,596	$ (1,347)	$ (2,895)	$ –	$ 1,005,557

Stock options exercised (Note 9)	9	–	67	–	–	–	–	67
Stock option forfeiture	–	–	(23)	–	23	–	–	–
Stock compensation	–	–	–	–	972	–	–	972
Cumulative translation adjustment	–	–	–	–	–	(2,427)	–	(2,427)
Net income	–	–	–	33,068	–	–	–	33,068
Other	–	–	(53)	–	–	–	–	(53)

Balance, December 31, 2001	130,570	6,026	976,168	60,664	(352)	(5,322)	–	1,037,184

Unearned stock compensation	–	–	1,338	–	(1,338)	–	–	–
Stock compensation	–	–	–	–	1,005	–	–	1,005
Treasury stock:
Acquisition	–	–	–	–	–	–	(19,341)	(19,341)
Cumulative translation adjustment	–	–	–	–	–	4,830	–	4,830
Net loss	–	–	–	(4,645)	–	–	–	(4,645)

Balance, December 31, 2002	130,570	6,026	977,506	56,019	(685)	(492)	(19,341)	1,019,033

Stock options exercised (Note 9)	51	3	356	–	–	–	–	359
Stock option forfeiture	–	–	(125)	–	125	–	–	–
Stock compensation	–	–	1,791	–	381	–	–	2,172
Treasury stock:
Acquisition	–	–	–	–	–	–	(34,676)	(34,676)
Reissuance for share-based
incentive plans	–	–	(399)	–	–	–	399	–
Retirement	(12,952)	(598)	(53,020)	–	–	–	53,618	–
Cumulative translation adjustment	–	–	–	–	–	3,067	–	3,067
Net income	–	–	–	11,835	–	–	–	11,835

Balance, December 31, 2003	117,669	$ 5,431	$ 926,109	$ 67,854	$ (179)	$ 2,575	–	$ 1,001,790

See notes to consolidated financial statements.
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New Skies Satellites N.V. and subsidiaries
Consolidated statements of cash flows
(in thousands of U.S. dollars)

	Years ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net income (loss)	$ 11,835	$ (4,645)	$ 33,068

Adjustments for non–cash items:
Depreciation and amortization	99,899	80,574	75,338
Cumulative effect of change in accounting principle	–	23,375	–
Deferred taxes	939	1,420	1,382
Stock compensation expense	2,172	1,005	972

Changes in operating assets and liabilities:
Trade receivables	(2,593)	2,981	4,940
Prepaid expenses and other assets	(2,981)	(1,727)	(1,855)
Accounts payable and accrued liabilities	(1,414)	(2,388)	(321)
Income taxes payable	3,019	6,894	17,296
Other liabilities	(1,669)	4,501	(129)

Net cash provided by operating activities	109,207	111,990	130,691

Cash flows from investing activities:
Payments for communication, plant and other property	(43,492)	(231,400)	(274,167)
Reimbursement of KTV construction costs	–	–	51,452

Net cash used in investing activities	(43,492)	(231,400)	(222,715)

Cash flows from financing activities:
Stock options exercised	359	–	67
Proceeds from short–term borrowings	–	10,000	–
Repayment of short-term borrowings	(10,000)	–	–
Treasury stock acquired	(34,676)	(19,341)	–
Satellite performance incentives and other	(6,959)	(1,297)	(2,553)

Net cash used in financing activities	(51,276)	(10,638)	(2,486)

Effect of exchange rate differences	485	109	(120)

Net change in cash and cash equivalents	14,924	(129,939)	(94,630)
Cash and cash equivalents, beginning of year	8,329	138,268	232,898

Cash and cash equivalents, end of year	$ 23,253	$ 8,329	$ 138,268

See notes to consolidated financial statements.

Cash payments for interest (net of amounts capitalized) were $nil for the years ended December 31, 2003, 2002 and 2001, respectively. Income taxes paid amounted to $2.7 million, $2.1 million and $0.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

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New Skies Satellites N.V. and subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2003, 2002 and 2001

1. Description and formation of the business
Business description
New Skies Satellites N.V. and subsidiaries (collectively the ‘company’) is an independent, global satellite communications company. The company owns and operates five satellites in geosynchronous orbit that provide capacity to various entities throughout the world for the global public telecommunications, broadcasting, Internet and corporate business network market sectors. During 2003, one of the satellites, the NSS-513 was retired and the NSS-6 satellite entered commercial service. A further satellite, the NSS-8, is currently under construction, with a projected launch date in the first quarter of 2005.

Formation and asset transfer
The company was formed on April 23, 1998 as a corporation organized under the laws of The Netherlands, with headquarters in The Hague, through the issuance of 90 million shares of common stock to International Telecommunications Satellite Organization (INTELSAT) for 9.0 million Dutch Guilders (or approximately $4.6 million) to carry on the satellite communication business associated with the satellites contributed by INTELSAT. The company and INTELSAT then entered into a subscription agreement (the ‘Subscription Agreement’). Under the Subscription Agreement dated November 30, 1998 INTELSAT received an additional 10 million of the company’s shares and in exchange, the company received certain assets including five in-orbit satellites and assumed certain liabilities (the ‘Asset Transfer’). Immediately after the Asset Transfer, INTELSAT distributed 90 percent of its shares in the company to its investment shareholders. Following distribution of these shares, INTELSAT held 10 percent of the stock through a passive, non-voting trust and no longer controlled the company. In February 2000, INTELSAT distributed the remaining shares to its investment shareholders.

At the Asset Transfer, the company and INTELSAT also entered into various other agreements including a space segment capacity, a satellite communications services and a transition services agreement. For the year ended December 31, 2001, $4.1 million of operating expenses were incurred under the terms of these agreements. In September 2001, the last of these agreements expired.

INTELSAT also procured from the company space segment capacity to fulfill the needs of certain INTELSAT contracts. During the year ended December 31, 2001 approximately 9 percent of the company’s revenues were derived from these service agreements. On January 16, 2002 INTELSAT assigned all of these remaining service agreements to the company.

2. Summary of significant accounting policies
The accompanying consolidated financial statements have been prepared following accounting principles generally accepted in the United States of America (‘U.S. GAAP’). Amounts are reported in thousands of U.S. dollars, unless indicated otherwise. Certain amounts reported in 2002 and 2001 have been reclassified to conform to the 2003 financial statement classification. The following are the significant accounting policies used by the company:

Principles of consolidation
The consolidated financial statements include the accounts of the company and its wholly owned domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Functional currency
Substantially all of the company’s revenues, capital expenditures and operating expenses are denominated in U.S. dollars. Accordingly, the U.S. dollar has been adopted as the functional currency. Transactions in other currencies are translated into the functional currency using rates that are in effect at the transaction date.

Foreign currency translation
The company’s reporting currency is the U.S. dollar. Assets and liabilities of foreign subsidiaries with a functional currency other than the U.S. dollar are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and costs relating to the operations of such subsidiaries are translated at average exchange rates during the period. Resulting translation adjustments are directly recorded in shareholders’ equity as a component of accumulated other comprehensive income (loss).

Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Telecommunications revenues result from utilization charges that are recognized on a straight-line basis over the period during which the satellite services are provided. Deferred revenues represent the unearned balances remaining from amounts received from customers pursuant to prepayment options as set out in transponder service agreements. These amounts are recorded as revenues on a straight-line basis over the period during which these prepaid satellite services are provided.

Cash and cash equivalents
The company considers temporary investments with original maturities of three months or less when purchased to be cash equivalents.

Communications, plant and other property
Communications, plant and other property are carried at historical cost and consist primarily of the costs of spacecraft construction and launch, including capitalized performance payments, launch insurance premiums, capitalized interest, and costs directly associated with monitoring and support of spacecraft construction. Communication support and other equipment primarily relates to the company’s teleport and tracking, telemetry, command and control (TTC&M) infrastructure. Interest expense in the accompanying statements of operations is net of capitalized interest of $1.9 million, $1.6 million, and $1.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

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New Skies Satellites N.V. and subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2003, 2002 and 2001

Upon commencement of commercial operation, communications, plant and other property are depreciated on a straight-line basis over the following estimated useful lives (see Note 3):

Years

Spacecraft and launch costs	12.5 - 14.0
Communication support and other	3 - 7
Buildings	30

The company estimates the useful lives of the satellites based on a number of factors, and reviews these life expectancy estimates periodically taking into consideration each satellite’s actual in-orbit performance. The two most important factors are the length of time during which a satellite’s on-board propellant is projected to permit maneuvers to keep the satellite in geosynchronous orbit and the expected performance of satellite components. Reductions in the estimated useful lives of the satellites would result in additional depreciation expense in future periods.

Goodwill
As of January 1, 2002, the company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which no longer requires the amortization of goodwill. Instead, SFAS No. 142 requires an evaluation of goodwill for impairment upon adoption of this Standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. This impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.

The company’s goodwill resulted from the purchase of New Skies Networks Pty Limited. Upon adoption of SFAS No. 142, the company performed a transitional impairment test on its goodwill. As a result of this impairment test, the company recorded an impairment charge of $23.4 million, equivalent to the carrying amount of goodwill as of the date of the test, which is classified as a cumulative effect of a change in accounting principle in 2002.

The reconciliation of reported net income (loss) and earnings (loss) per share to adjusted net income (loss) and earnings (loss) per share for the years ended December 31, 2003, 2002 and 2001 was as follows (in thousands of U.S. dollars, except per share amounts):

	2003	2002	2001

Net income (loss), as reported	$11,835	$(4,645)	$33,068
Add: goodwill amortization	–	–	2,760

Adjusted net income (loss)	$11,835	$(4,645)	$35,828

Basic and diluted earnings (loss) per share, as reported	$0.10	$(0.04)	$0.25
Add: goodwill amortization	–	–	0.02

Adjusted basic and diluted earnings (loss) per share	$0.10	$(0.04)	$0.27

Upon adoption of SFAS No. 142, the transition provisions of SFAS No. 141, Business Combinations, also became applicable. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. The company did not have any intangible assets recognized separately from goodwill as of January 1, 2001 and did not purchase any intangible assets during the years ended December 31, 2003 and 2002.

Unsuccessful launches and satellite failures
In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded as an operating expense.

Impairment of long-lived assets
The company’s long-lived assets, which are comprised primarily of its in-service satellite fleet, are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Impairment can arise from complete failure or partial failure of the satellites as well as a change in expected cash flows. Such impairment tests are based on a comparison of estimated undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset value will be written down to fair value based upon discounted cash flows, using an appropriate discount rate.

Satellite performance incentives
The company has certain contracts with its satellite manufacturers that require the company to make incentive payments over the orbital design life of the satellites. The company records the present value of such payments as a liability and capitalizes these costs in the cost of the satellite.

Income taxes
The company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Valuation allowances are provided against assets if it is more likely than not that they will not be realized.

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Net earnings (loss) per share
Basic net earnings (loss) per share is computed by dividing net income (loss) by the weighted average ordinary shares outstanding. Diluted earnings (loss) per share reflects the potential dilution that could occur if options issued under New Skies stock option plans were exercised.

A summary of the weighted average number of shares and incremental shares used in the calculation of earnings (loss) per share for 2003, 2002 and 2001 follows:

	Years ended December 31,
	(in thousands)

	2003	2002	2001

Basic weighted average shares outstanding	119,499	130,342	130,569
Weighted average incremental shares	1,179	–	141

Adjusted weighted average shares outstanding	120,678	130,342	130,710

The difference in the weighted average number of shares outstanding and the adjusted weighted average number of shares outstanding resulted in no difference between basic and diluted earnings per share for 2003, 2002 and 2001.

For the purpose of calculating diluted earnings per share after cumulative effect of change in accounting principle in 2002, approximately 307,000 potentially dilutive common shares relating to outstanding stock options have been excluded from the calculation of adjusted weighted average shares outstanding as their inclusion would have had an anti-dilutive effect due to the net loss in that year.

Stock compensation
SFAS No. 123, Accounting for Stock-Based Compensation, encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. For periods through December 31, 2002 the company elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, compensation cost for stock options was measured as the excess, if any, of the estimated fair market value of the company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

Effective January 1, 2003 the company adopted the fair value based method of recording stock options consistent with SFAS No. 123, Accounting for Stock-Based Compensation, for all employee stock options granted subsequent to fiscal year-end 2002, using the ‘prospective method’ with guidance provided from SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. All employee stock option grants made in fiscal 2003 and in future years will be expensed over the stock option vesting period based on the fair value of the stock option at the date of grant.

The following table presents the effects on net income (loss) and earnings (loss) per share had the company applied the fair value recognition provisions of SFAS No. 123 for all stock-based compensation awards:

(in thousands of U.S. dollars, except earnings per share data)

	2003	2002	2001

Net income (loss), as reported	$11,835	$(4,645)	$33,068
Add: Stock-based employee compensation expense
included in reported net income, net of taxes:
Executive incentive plan	–	–	324
Stock option plans	306	352	473
Incentive stock plan	1,222	428	–

	1,528	780	797

Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes
Executive incentive plan	–	–	(324)
Stock option plans	(3,770)	(4,781)	(5,170)
Incentive stock plan	(1,222)	(428)	–

	(4,992)	(5,209)	(5,494)

Pro forma net income (loss)	$8,371	$(9,074)	$28,371

Basic and diluted earnings per share:

As reported	$0.10	$(0.04)	$0.25
Pro forma	0.07	(0.07)	0.22

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New Skies Satellites N.V. and subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2003, 2002 and 2001

The weighted average fair value of stock options granted during 2003, 2002 and 2001 was $1.97, $2.01 and $3.14, respectively.

The company estimated the fair value of stock options using the Black Scholes option-pricing model with the following assumptions:

	2003	2002	2001

Expected life	5 years	5 years	5 years
Interest rate	3%	3.75%	4.5%
Volatility	40%	40%	30%
Assumed forfeitures	10%	10%	10%

Fair value of financial instruments
The company’s financial instruments consist of accounts receivable, accounts payable, and satellite performance incentives. The current carrying amounts of such instruments are considered reasonable estimates of the fair market value of these instruments due to the short maturity of these items or as a result of the current market interest rates accruing on these instruments.

Comprehensive income (loss)
Comprehensive income (loss) includes net income (loss) and translation adjustments that were recognized directly in equity. Translation adjustments of $3.1 million, $4.8 million and $(2.4) million for the years ended December 31, 2003, 2002 and 2001, respectively, were incurred and consequently comprehensive income in these years is equal to $14.9 million, $0.2 million and $30.6 million, respectively.

Recently issued accounting standards
In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51. FIN 46 requires the consolidation of a variable interest entity (VIE) where an equity investor achieves a controlling financial interest through arrangements other than voting interests, and it is determined that the investor will absorb a majority of the expected losses and/or receive the majority of residual returns of the VIE. In October 2003, the FASB deferred the effective date for the consolidation of VIEs created prior to February 1, 2003 to December 31, 2003 for calendar year-end companies, with earlier application encouraged. The company adopted FIN 46 as of its original effective date of July 1, 2003 for entities created prior to February 1, 2003. The adoption of FIN 46 did not have a material impact on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

3. Communications, plant and other property
Communications, plant and other property consisted of the following (in thousands of U.S. dollars):

	December 31,

	2003	2002

Spacecraft and launch costs	$1,213,712	$1,002,083
Construction-in-progress	174,551	395,976
Communication support and other	79,960	71,547
Buildings	24,581	23,736

	1,492,804	1,493,342
Less: accumulated depreciation	466,224	435,223

Total	$1,026,580	$1,058,119

During 2003 one satellite, the NSS-513, was retired and another, the NSS-6, entered commercial service. The NSS-513 was fully depreciated at the date it was retired. Consequently, this resulted in a decrease in both the cost basis of assets and accumulated depreciation by $69.8 million.

Construction-in-progress relates primarily to satellites under construction and related launch services.

Upon acceptance of a spacecraft from a satellite manufacturer, the net present value of performance incentive payments is recorded as a part of the historical cost of the satellite. In 2003, for the NSS-6 satellite and in 2002, for the NSS-7 satellite, $21.9 million and $20.5 million, respectively, were capitalized in respect of these amounts.

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4.	Contractual commitments
In further development and operation of the company’s global commercial communications satellite system, significant additional expenditures are anticipated. At December 31, 2003, the company had a contract for the construction, development and launch of the NSS-8 satellite with future committed payments on this program totaling $35.4 million and $11.4 million for each of the years ending December 31, 2004 and 2005, respectively. Additional commitments (‘satellite incentives’) totaling $18.1 million will also fall due over the design life of this satellite to the extent that the satellite operates successfully throughout that time.

The company has recorded a liability of $9.7 million at December 31, 2003 representing the present value, at a weighted average discount rate of 6.5%, for incentive payments on the NSS-5, NSS-703 and NSS-806 satellites which were in service at December 31, 2003. Incentive payments of $3.6 million, $3.2 million, $1.4 million, $1.4 million, $0.9 million and $0.9 million are due in the years ending December 31, 2004, 2005, 2006, 2007, 2008, and 2009 and thereafter, respectively.

The company has recorded an additional liability of $38.5 million at December 31, 2003 representing incentive payments, before interest, on the NSS-6 and NSS-7 satellites requiring payments of $3.5 million in each of the five years ending December 31, 2008 and $21.0 million in the years thereafter. A variable interest charge equivalent to LIBOR plus 1% on the outstanding principal will also be incurred on these payments.

Other commitments as of December 31, 2003, primarily relating to telecommunication infrastructure and office facilities, are as follows:

(in thousands of U.S. dollars)

2004	$19,772
2005	4,075
2006	3,101
2007	1,917
2008	1,170
2009 and thereafter	1,840

Total commitments	$31,875

Rental expenses under operating leases were $1.2 million, $1.3 million and $1.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

5.	Income taxes
The company is in negotiations with the Dutch tax authorities to determine the fair value (tax basis) of the assets contributed by INTELSAT. While the final determination of the tax basis of these assets has not been agreed, we have made a preliminary valuation of these assets. The difference between the book and estimated tax bases of the contributed assets gives rise to a deferred tax asset, which approximated $15.6 million at December 1, 1998, the date of the Asset Transfer. To the extent that the final tax value of the contributed assets differs from this estimate, a corresponding adjustment will be made to the deferred tax asset and additional paid-in capital.

The company’s provision for income taxes consists of the following:

	(in thousands of U.S. dollars)

	2003	2002	2001

Current domestic	$4,062	$7,270	$16,032
Current foreign	1,656	1,816	1,950
Deferred domestic	643	1,120	1,164
Deferred foreign	296	300	218

Total income tax provision	$6,657	$10,506	$19,364

The income tax provision is computed in the financial statements at 36.0%, 35.9% and 36.9% for the years ended December 31, 2003, 2002 and 2001, respectively, as compared with the Netherlands statutory rate of 34.5% for 2003 and 2002 and 35% for 2001. The company’s provision for income taxes differs from the statutory rate by 1.5%, 1.4% and 1.9% for 2003, 2002 and 2001, respectively, due to the permanent differences arising from certain non-deductible amounts.

Deferred income tax assets as of December 31, 2003 and 2002, arise from the tax effect of the difference in the tax and book basis of communications, plant and other property of $8.7 million and $10.1 million, respectively, and from timing differences arising from stock compensation of $0.7 million and $0.2 million, respectively. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

In addition, the tax effect of the difference in the tax and book basis of communications, plant and other property has also resulted in certain deferred income tax liabilities as of December 31, 2003 and 2002 totaling $0.8 million and $0.6 million, respectively and, in respect of deferred financing fees of $0.2 million and $0.3 million, respectively.

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New Skies Satellites N.V. and subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2003, 2002 and 2001

6.	Financing arrangements
Available credit facility
In August 2000, the company negotiated an unsecured credit facility providing up to $300 million in available credit through December 31, 2003, $200 million through June 30, 2004 and $100 million through December 31, 2004. At December 31, 2004 any outstanding borrowings on the facility must be repaid in full. Borrowings under the facility bear interest at an adjustable rate based on LIBOR for the associated period of draw-down plus an applicable margin.

At December 31, 2003, a one-month draw-down under the facility would bear interest at 1.6% per annum. In addition, a commitment fee of 0.225% is paid on the unused revolving credit amount. At December 31, 2003 there were no amounts outstanding under this facility.

7.	Share capital
The Shareholders have authorized the issuance of up to 227,530,000 governance preference shares at a par value of €0.05 per share. The Shareholders also approved an option right to an independent foundation (the ‘Foundation’) to purchase governance preference shares. Under this option, if certain preconditions are satisfied, the Foundation may acquire up to the number of then outstanding ordinary and financing preference shares at the time of the purchase, less one. The shares will be issued at par upon a payment of 25% of the par value. The object of the Foundation is to own and vote the company’s preference shares in order to protect the interests of the company and its ordinary shareholders. No governance preference shares have been issued.

In October 2002, the Supervisory Board authorized the purchase of up to 10% of then outstanding shares, or approximately 13 million ordinary shares. The company repurchased 5,194,030 ordinary shares in 2002 and a further 7,862,994 shares in 2003, completing the buyback program in September 2003 at an average cost per share of $4.14. On November 3, 2003 all of the 12,951,921 treasury shares held were retired.

8.	Significant customers
Certain shareholders are the principal customers of the company. These shareholders who own in aggregate 35% of the company’s shares at December 31, 2003 accounted for approximately 49%, 54% and 49% of total revenues for years ended December 31, 2003, 2002 and 2001, respectively.

The company has one customer who is also a shareholder in 2003 representing more than 10% of revenues. This significant customer represented 15%, 19% and 15% of total revenues for the years ended December 31, 2003, 2002 and 2001, respectively.

9.	Retirement and incentive plans
Defined contribution pension plan
The company has defined contribution plans for substantially all company employees. The company matches a portion of the employee contribution. Total compensation expense related to the defined contribution plans approximated $1.1 million for each of the years ended December 31, 2003, 2002 and 2001, respectively.

Stock-based compensation

Executive incentive plan
In 1998, the company executed a long-term incentive plan (the ‘Executive Plan’) with the former chief executive officer. The total compensation awarded in relation to the Executive Plan was $2.3 million. The company recognized $1.1 million of compensation expense for the year ended December 31, 2001 under the Executive Plan.

Stock option plans
The Supervisory Board of Directors adopted the 1999 Stock Option Plan as amended (‘Stock Plan’) effective January 1, 1999. The Supervisory Board can administer the Stock Plan itself or through a committee of the Supervisory Board or can appoint a foundation to administer the plan. At no time can the number of options issued under the Stock Plan exceed 10% of the issued common stock of the company unless the Board amends the Stock Plan. All grants under the plan, including option grants and incentive stock plan grants, are subject to an aggregate limitation, which was increased in 2002 to a total of 13,057,024 ordinary shares reflecting 10% of the issued ordinary shares as of the date of the amendment. As of December 31, 2003, the total number of shares available for grant was 5,302,877.

The Board utilized independent valuations performed by KPMG Corporate Finance in establishing the estimated fair value of the common shares underlying each of the options that have been granted under the Stock Plan in the period prior to the company’s Initial Public Offering (IPO) in 2000. Options granted subsequent to the IPO were based on the fair market value at the date of grant. The options have a maximum term of 10 years. All options vest in three equal, annual installments.

The terms of the stock option plan for the Supervisory Board (the ‘Directors Plan’) are similar to those of the 1999 Stock Option Plan. The options have a term of ten years and vest ratably in three equal, annual installments. At the annual meeting of shareholders in the years 2003, 2002 and 2001, the Shareholders approved grants to members of the Supervisory Board of options to acquire 63,433, 46,450 and 89,659 shares, respectively.

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The following table presents a summary of the company’s share option activity and related information for the years ended December 31, 2003, 2002 and 2001:

		Weighted
	Options	average
	outstanding	exercise price

Outstanding, January 1, 2001	3,541,040	$8.45

Granted	1,534,849	9.02
Exercised	(8,905)	7.50
Forfeited	(162,682)	9.14

Outstanding, December 31, 2001	4,904,302	8.61

Granted	2,525,847	4.95
Exercised	–	–
Forfeited	(519,520)	7.77

Outstanding, December 31, 2002	6,910,629	7.35

Granted	742,848	4.99
Exercised	(71,332)	4.96
Forfeited	(1,094,532)	7.99

Outstanding, December 31, 2003	6,487,613	$6.98

Additional information regarding options outstanding at December 31, 2003 is as follows:

Options outstanding			Exercisable options

		Weighted average
Range of		remaining
exercise prices	Number	contractual life	Number	Weighted average
per share	outstanding	(years)	exercisable	exercise price

$ 3.50 - 5.00	2,491,168	8.4	654,402	$4.92
5.01 - 6.50	274,210	9.3	18,386	5.67
6.51 - 8.00	2,033,389	5.3	1,997,409	7.49
8.01 - 9.50	1,130,836	6.9	804,534	9.21
9.51 - 11.00	558,010	6.3	526,143	10.83

	6,487,613	7.0	4,000,874	$7.85

For periods up to and including December 31, 2002 the company recorded compensation related to stock options using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees, and related interpretations.

Effective January 1, 2003 the company adopted SFAS No. 123, Accounting for Stock-Based Compensation, for all employee stock option grants issued subsequent to December 31, 2002 using the ‘prospective method’ with guidance provided from SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 123 defines the fair value method of accounting for stock-based compensation awards to employees and non-employees and requires that the fair value of stock-based awards be calculated through the use of an option pricing model.

The company recognized $0.3 million, $0.4 million and $0.5 million of compensation expense for the years ended December 31, 2003, 2002 and 2001, respectively under the stock option plans.

Incentive stock plan
In 2003 and 2002, the members of the Management Board and certain other employees received rights to acquire an aggregate of 653,765 and 233,736 ordinary shares, respectively. These rights are similar to restricted stock grants which entitle (and require) the individual to purchase the shares specified in the grant at a price per share equal to the nominal value (€0.05). The purchase of shares under each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which generally are the first, second and third anniversary of the date of grant. The grants are governed by a plan administered by the Supervisory Board. At the date of grant, the weighted average fair value of awards made in 2003 and 2002 was $4.80 and $5.34 per share, respectively.

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New Skies Satellites N.V. and subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2003, 2002 and 2001

Under the plan the size of a grant to an eligible recipient is determined at the discretion of the plan administrator. All grants under the plan along with grants under the stock option plans, are subject to the aggregate limitation of 13,057,024 ordinary shares previously described. Grants may be extinguished under certain limited circumstances if the individual recipient ceases to be an employee of the company.

In 2003 and 2002, the Shareholders also approved grants to the members of the Supervisory Board of rights to acquire an aggregate of 25,373 and 18,583 ordinary shares, respectively, with similar entitlements and obligations as rights granted to the Management Board and other employees described above. At the date of grant, the weighted average fair value of these awards was $6.03 and $5.49 per share, respectively.

The company recognized $1.9 million and $0.7 million of compensation expense for the years ended December 31, 2003 and 2002, respectively under the Incentive Stock Plan.

10.	Business segments and geographic information
The company monitors its operations as a single enterprise and therefore believes that it has one operating segment, which is telecommunication satellite services.

The geographic source of revenues, based on the billing addresses of customers, for the three years ended December 31, 2003 is as follows:

	(in thousands of U.S. dollars)

	2003	2002	2001

North America	$76,426	$74,861	$72,043
Europe (including Commonwealth of Independent States)	47,910	48,847	56,086
India, Middle East and Africa	45,282	36,170	28,899
Latin America	27,929	24,577	34,094
Asia Pacific	17,353	16,069	17,906

Total	$214,900	$200,524	$209,028

The company’s satellites that represent over 90 percent of the cost of communications, plant and other property are in geosynchronous orbit and consequently are not attributable to any geographic location. Of the remaining assets, the majority are located in Europe.

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Introduction to statutory financial statements

In accordance with the requirements of Part 9, Book 2 of the Netherlands Civil Code, the company’s Statutory financial statements consist of the company standalone financial statements of New Skies Satellites N.V. and its consolidated financial statements (as presented in pages 26 through 38). In this section, both the company standalone financial statements and the additional footnote disclosures that are required for the consolidated financial statements by Part 9, Book 2 of the Netherlands Civil Code, are included. These additional footnote disclosures relate to:

•	movements in communications, plant and other property;

•	movements in, and a listing of, participations in group companies;

•	personnel and remuneration information; and

•	significant provisions from the Articles of Association.

The Statutory financial statements are prepared in accordance with the accounting policies set out in Note 2 to the consolidated financial statements with the exception of the accounting for goodwill. Under Dutch GAAP, goodwill is amortized within the consolidated and standalone accounts on a straight-line basis over a period of 10 years. Under U.S. GAAP goodwill is no longer amortized but tested annually for impairment. Dutch GAAP therefore differs from U.S. GAAP for goodwill treatment. On January 1, 2002 goodwill was tested for impairment and fully written off under Dutch GAAP. In all other respects, there are no other reconciling differences between Dutch and U.S. GAAP and therefore net income and shareholders’ equity are consistent under both sets of accounting principles.

The company standalone financial statements should be read in conjunction with the Notes to the Consolidated Financial Statements, however, it should be noted that certain information reflected therein should not be read in conjunction with the company standalone financial statements because it reflects information on a consolidated basis. The information that is not applicable is as follows:

•	Note 4. ‘Contractual Commitments’;

•	Note 5. ‘Income Taxes’;

•	Note 8. ‘Significant Customers’;

•	‘Defined Contribution Plan’ section and Statement of Financial Accounting Standards No.123, Accounting for Stock-Based Compensation disclosure within the section ‘Stock Option Plans’ in Note 9. ‘Retirement and Incentive Plans’; and

•	Note 10. ‘Business Segments and Geographic Information’.

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New Skies Satellites N.V.
Consolidated and company balance sheets
(in thousands of U.S. dollars, except share data)

	December 31, 2003		December 31, 2002

		New Skies		New Skies
		Satellites N.V.		Satellites N.V.
	New Skies	and	New Skies	and
	Satellites N.V.	Subsidiaries	Satellites N.V.	Subsidiaries

Assets
Fixed assets
Tangible fixed assets
Communications, plant and other property, net (Note 2)	$991,419	$1,026,580	$1,021,143	$1,058,119

Financial fixed assets
Participations in group companies (Note 3)	20,910	–	13,377	–
Deferred tax assets	8,542	8,748	9,836	10,087
Other assets	585	603	1,103	1,226

Total fixed assets	1,021,456	1,035,931	1,045,459	1,069,432

Current assets
Receivables
Trade receivables	38,413	41,870	37,759	39,109
Amounts due from participating interests	13,918	–	24,105	–
Prepaid expenses and other assets	13,129	14,782	9,644	11,111
Cash and cash equivalents	19,545	23,253	2,892	8,329

Total current assets	85,005	79,905	74,400	58,549

Total Assets	$1,106,461	$1,115,836	$1,119,859	$1,127,981

Equity and Liabilities
Shareholders’ equity
Governance preference shares (227,530,000 shares authorized,
par value €0.05; none issued)	$–	$–	$–	$–
Cumulative preferred financing shares (22,753,000
shares authorized, par value €0.05; none issued)	–	–	–	–
Ordinary Shares (204,777,000 shares authorized, par value
€0.05; 117,668,652 and 130,570,241 issued, respectively)	5,431	5,431	6,026	6,026
Additional paid-in capital	926,109	926,109	977,506	977,506
Retained earnings	67,854	67,854	56,019	56,019
Unearned compensation	(179)	(179)	(685)	(685)
Accumulated other comprehensive income (loss)	2,575	2,575	(492)	(492)
Treasury stock, at cost (5,194,030 ordinary shares)	–	–	(19,341)	(19,341)

Total shareholders’ equity	1,001,790	1,001,790	1,019,033	1,019,033

Long-term liabilities
Satellite performance incentives	41,727	41,727	27,639	27,639
Deferred revenues and other liabilities	7,888	7,888	8,351	8,351

Total long-term liabilities	49,615	49,615	35,990	35,990

Current liabilities
Short-term debt	–	–	10,000	10,000
Satellite performance incentives	6,429	6,429	6,218	6,218
Deferred revenues and other liabilities	6,014	8,138	8,043	8,994
Accounts payable and accrued liabilities	11,460	17,518	12,931	18,396
Income taxes payable	31,153	32,346	27,644	29,350

Total current liabilities	55,056	64,431	64,836	72,958

Total liabilities	104,671	114,046	100,826	108,948

Total Equity and Liabilities	$1,106,461	$1,115,836	$1,119,859	$1,127,981

See notes to company standalone financial statements.

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New Skies Satellites N.V.
Consolidated and company statements of operations
(in thousands of U.S. dollars)

	Year ended		Year ended
	December 31, 2003		December 31, 2002

		New Skies		New Skies
		Satellites N.V.		Satellites N.V.
	New Skies	and	New Skies	and
	Satellites N.V.	Subsidiaries	Satellites N.V.	Subsidiaries

Revenues	$205,595	$214,900	$194,483	$200,524
Operating expenses:
Cost of operations	53,910	53,219	52,471	50,714
Selling, general and administrative	46,628	42,063	46,439	39,490
Depreciation	92,309	99,899	73,759	80,574

Total operating expenses	192,847	195,181	172,669	170,778

Goodwill impairment	–	–	(23,375)	(23,375)

Operating income (loss)	12,748	19,719	(1,561)	6,371
Interest expense and other, net	1,227	1,227	329	510

Income before income tax expense	11,521	18,492	(1,890)	5,861
Income tax expense (Note 5)	4,152	6,657	8,299	10,506
Equity in income of subsidiaries	4,466	–	5,544	–

Net income (loss)	$11,835	$11,835	$(4,645)	$(4,645)

See notes to company standalone financial statements.

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New Skies Satellites N.V.
Notes to statutory financial statements
Years ended December 31, 2003 and 2002

1. Summary of significant accounting policies
Significant accounting policies
The accounting policies used in the preparation of the company Financial Statements are the same as those used in the preparation of the Consolidated Financial Statements. Please refer to the Notes to the Consolidated Financial Statements. In addition to those accounting policies, the following accounting policies for the company Financial Statements are described below.

Presentation of amounts
The accompanying financial statements include the company and consolidated accounts of New Skies Satellites N.V. The company follows accounting policies that conform with those generally accepted in the United States of America (‘U.S. GAAP’) and in the Netherlands (‘Dutch GAAP’). The company believes that its application of GAAP is in accordance with accounting principles generally accepted in The Netherlands and that these financial statements are in accordance with the legal requirements for the financial statements as included in Part 9, Book 2 of The Netherlands Civil Code.

Participations in group companies
Investments in subsidiaries are valued using the equity method of accounting.

Presentation
Certain amounts reported in 2002 have been reclassified to conform to the 2003 financial statement classification.

2. Changes in communications, plant and other property
Changes in communications, plant and other property assets for New Skies Satellites N.V. on a stand alone and consolidated basis were as follows:

New Skies Satellites N.V.

				(in thousands of U.S. dollars)

Historical Cost	Spacecraft and launch costs	Construction in-progress	Communication support and other	Buildings	Total

Balance, January 1, 2003	$1,002,083	$395,976	$33,436	$12,079	$1,443,574

Additions	23,994	36,013	2,006	572	62,585
Re-classifications	257,438	(257,438)	–	–	–
Retirements	(69,803)	–	–	–	(69,803)

Balance, December 31, 2003	$1,213,712	$174,551	$35,442	$12,651	$1,436,356

Accumulated Depreciation

Balance, January 1, 2003	$408,896	$–	$11,979	$1,556	$422,431

Additions	87,134	–	4,613	562	92,309
Retirements	(69,803)	–	–	–	(69,803)

Balance, December 31, 2003	$426,227	$–	$16,592	$2,118	$444,937

Net book value, December 31, 2003	$787,485	$174,551	$18,850	$10,533	$991,419

Net book value, December 31, 2002	$593,187	$395,976	$21,457	$10,523	$1,021,143

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New Skies Satellites N.V. and subsidiaries

				(in thousands of U.S. dollars)

Historical Cost	Spacecraft and launch costs	Construction in-progress	Communication support and other	Buildings	Total

Balance, January 1, 2003	$1,002,083	$395,976	$71,547	$23,736	$1,493,342

Additions	23,994	36,013	3,706	1,664	65,377
Re-classifications	257,438	(257,438)	–	–	–
Retirements	(69,803)	–	–	(819)	(70,622)
Cumulative translation adjustments	–	–	4,707	–	4,707

Balance, December 31, 2003	$1,213,712	$174,551	$79,960	$24,581	$1,492,804

Accumulated Depreciation

Balance, January 1, 2003	$408,896	$–	$23,341	$2,986	$435,223

Additions	87,134	–	11,462	1,303	99,899
Retirements	(69,803)	–	–	(819)	(70,622)
Cumulative translation adjustments	–	–	1,724	–	1,724

Balance, December 31, 2003	$426,227	–	$36,527	$3,470	$466,224

Net Book Value, December 31, 2003	$787,485	$174,551	$43,433	$21,111	$1,026,580

Net Book Value, December 31, 2002	$593,187	$395,976	$48,206	$20,750	$1,058,119

3. Participations in group companies

				(in thousands of U.S. dollars)

				2003	2002

Balance, January 1				$13,377	$26,378
Equity in earnings of subsidiaries				4,466	5,544
Goodwill impairment				–	(23,375)

				17,843	8,547
Cumulative translation adjustment				3,067	4,830

Balance, December 31				$20,910	$13,377

During 2002 an impairment test was performed on the goodwill from the purchase of New Skies Networks Pty Limited. The outcome of the test resulted in a goodwill write-off of $23.4 million.

4. Contractual commitments
In further development and operation of the company’s global commercial communications satellite system, significant additional expenditures are anticipated. At December 31, 2003, the company had a contract for the construction, development and launch of the NSS-8 satellite with future committed payments on this program totaling $35.4 million and $11.4 million for each of the years ending December 31, 2004 and 2005, respectively. Additional commitments (‘satellite incentives’) totaling $18.1 million will also fall due over the design life of this satellite to the extent that the satellite operates successfully throughout that time.

The company has recorded a liability of $9.7 million at December 31, 2003 representing the present value, at a weighted average discount rate of 6.5%, for incentive payments on the NSS-5, NSS-703 and NSS-806 satellites which were in service at December 31, 2003. Incentive payments of $3.6 million, $3.2 million, $1.4 million, $1.4 million, $0.9 million and $0.9 million are due in the years ending December 31, 2004, 2005, 2006, 2007, 2008, and 2009 and thereafter, respectively.

The company has recorded an additional liability of $38.5 million at December 31, 2003 representing incentive payments, before interest, on the NSS-6 and NSS-7 satellites requiring payments of $3.5 million in each of the five years ending December 31, 2008 and $21.0 million in the years thereafter. A variable interest charge equivalent to LIBOR plus 1% on the outstanding principal will also be incurred on these payments.

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New Skies Satellites N.V.
Notes to statutory financial statements
Years ended December 31, 2003 and 2002

Other commitments as of December 31, 2003, primarily relating to telecommunication infrastructure and office facilities, are as follows:

	(in thousands of U.S. dollars)

2004		$18,098
2005		2,670
2006		1,714
2007		1,189
2008		658
2009 and thereafter		942

Total commitments		$25,271

5. Income tax
New Skies Satellites consolidated provision for income taxes consists of the following:

	(in thousands of U.S. dollars)

	2003	2002

Income tax provision – Holding company	$4,152	$8,299
Income tax provision – Subsidiaries	2,505	2,207

Income tax provision – consolidated	$6,657	$10,506

6. Personnel and remuneration
Personnel expenses for New Skies Satellites N.V. can be summarized as follows:

	(in thousands of U.S. dollars)

	2003	2002

Wages and salaries	$25,896	$18,984
Social securities	619	633
Pension costs	728	672

Total	$27,243	$20,289

During 2003, certain staff relocated to the Netherlands from the London office and as a result, personnel employed in the Netherlands grew to 155 at December 31, 2003 as compared to 146 at December 31, 2002. Wages and salaries are net of capitalized amounts and inclusive of stock compensation expenditures.

The average number of staff employed by the group during 2003 and 2002 were 263 and 262, respectively, and the total number of personnel employed per sector were:

	As of December 31,

	2003	2002

Engineering and operations	120	121
Sales and marketing	76	76
Other	66	67

Total	262	264

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In 2003, the total remuneration of the individual members of the Supervisory Board were as follows:

Supervisory Board	(in thousands of U.S. dollars)

T.M. Seddon	$84
J.W. Kolb	52
L. Ruspantini	50
G.D. Mueller	50
C. Séguin	49
A.S. Ganguly	44
S.K. Fung	43
N. Kroes	41
D. Wear (until November 1, 2003)	25

Total	$438

As a result of Mr. D. Wear passing away, his Supervisory Board directorship ended on November 1, 2003. He was not replaced.

Total remuneration of the Management Board, including pension costs and any other amounts earned as a non-Management Board member for the year ended December 31, 2003, is summarized as follows:

Management Board				(in thousands of U.S. dollars)

	Base Salary	Bonus(1)	Pension	Other	Total

D.S. Goldberg	$500	$168	$30	$17	$715
A.M. Browne	451	95	34	15	595
S.J. Stott	354	74	32	14	474
T.L. Cowart	265	56	16	15	352
R. Jockin (resigned July 31, 2003)	160	–	12	429	601
M.J. Dent (resigned August 18, 2003)	222	68	12	30	332

Total	$1,952	$461	$136	$520	$3,069

(1)	The bonus for year 2003 performance was subject to Supervisory Board approval and is based on attainment of certain pre-defined company performance criteria. The Supervisory Board approved the bonus in February 2003.

Two Management Board members resigned from their positions during the year and were not replaced as of December 31, 2003. Ms M.J. Dent resigned on August 18, 2003 but continued to work for the company in an advisory role on a part time basis. Mr R. Jockin resigned on July 31, 2003 and left the company at that time. A payment of $420,000 was made to Mr Jockin upon his departure in lieu of notice, bonus and other entitlements.

The Supervisory Directors and members of Management Board also have rights to acquire ordinary shares. These rights are similar to restricted stock grants, which entitle (and require) the individual to purchase a pre-determined number of shares at a price per share equal to nominal value (€0.05), and the purchase of shares subject to each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which are generally the first, second and third anniversary of the date of grant.

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New Skies Satellites N.V.
Notes to statutory financial statements
Years ended December 31, 2003 and 2002

The following table illustrates the number of shares outstanding at December 31, 2003 and 2002 subject to these rights agreements including those issued in 2003 to members of the Supervisory Board and Management Board:

	Beginning of			Cancelled /
Supervisory Board	year	Granted	Exercised	forfeited	End of year

T.M. Seddon	3,643	4,975	(1,214)	–	7,404
J.W. Kolb	1,822	2,488	(607)	–	3,703
L. Ruspantini	1,822	2,488	(607)	–	3,703
G.D. Mueller	1,822	2,488	(607)	–	3,703
C. Séguin	2,004	2,735	(668)	–	4,071
A.S. Ganguly	1,822	2,488	(607)	–	3,703
S.K. Fung	1,822	2,488	(607)	–	3,703
N. Kroes	2,004	2,735	(668)	–	4,071
D. Wear (until November 1, 2003)	1,822	2,488	(607)	(3,703)	–

Total	18,583	25,373	(6,192)	(3,703)	34,061

	Beginning of			Cancelled /
Management Board	year	Granted	Exercised	forfeited	End of year

D.S. Goldberg	108,000	77,253	(36,000)	–	149,253
A.M. Browne	32,505	40,000	(10,835)	–	61,670
S.J. Stott	24,468	30,000	(8,156)	–	46,312
R. Jockin (resigned July 31, 2003)	19,255	–	(6,418)	(12,837)	–
M.J. Dent (resigned August 18, 2003)	26,579	10,000	(8,859)	–	27,720
T.L. Cowart	22,929	23,000	(7,643)	–	38,286

Total	233,736	180,253	(77,911)	(12,837)	323,241

In addition the following tables set forth the information regarding outstanding stock option grants for each member of the Supervisory and Management Board under the company’s stock option plans. Options are granted to both Supervisory and Management Board members as a means of aligning the interests of management with those of shareholders.

Supervisory Board	Beginning of year		Granted		Exercised		Cancelled / forfeited			End of year

											Weighted
		Weighted		Weighted		Weighted		Weighted		Weighted	average
		average		average		average		average		average	remaining
		share		share		share		share		share	contractual
	Number	price	Number	price	Number	price	Number	price	Number	price	lives

T.M. Seddon	64,299	$7.27	12,437	$6.03	–	$–	–	$–	76,736	$7.07	6.7
J.W. Kolb	44,934	7.40	6,219	6.03	–	–	–	–	51,153	7.23	6.3
L. Ruspantini	42,274	7.39	6,219	6.03	–	–	–	–	48,493	7.22	6.3
G.D. Mueller	13,344	6.56	6,219	6.03	–	–	–	–	19,563	6.39	8.3
C. Séguin	46,498	7.39	6,841	6.03	–	–	–	–	53,339	7.22	6.3
A.S. Ganguly	4,554	5.49	6,219	6.03	–	–	–	–	10,773	5.80	9.0
S.K. Fung	28,944	7.34	6,219	6.03	–	–	–	–	35,163	7.11	7.1
N. Kroes	31,838	7.34	6,841	6.03	–	–	–	–	38,679	7.11	7.1
D. Wear (until
November 1, 2003)	13,344	6.56	6,219	6.03	–	–	12,185	6.16	7,378	6.78	0.1

Total	290,029	$7.25	63,433	$6.03	–	$–	12,185	$6.16	341,277	$7.06	6.8

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Management Board	Beginning of year		Granted		Exercised		Cancelled/ forfeited		End of year

											Weighted
		Weighted		Weighted		Weighted		Weighted		Weighted	average
		average		average		average		average		average	remaining
		share		share		share		share		share	contractual
	Number	price	Number	price	Number	price	Number	price	Number	price	lives

D.S. Goldberg	379,840	$8.31	193,133	$4.66	–	$–	–	$–	572,973	$7.08	6.8
A.M. Browne	506,712	7.77	100,000	4.66	–	–	–	–	606,712	7.26	6.5
S.J. Stott	310,600	7.60	75,000	4.66	–	–	–	–	385,600	7.03	6.9
T.L. Cowart	245,772	7.50	55,000	4.66	–	–	–	–	300,772	6.98	6.9
R. Jockin	200,292	7.91	–	–	–	–	200,292	7.91	–	–	–
M.J. Dent	202,218	7.95	25,000	4.66	–	–	–	–	227,218	7.59	7.3

Total	1,845,434	$7.85	448,133	$4.66	–	$–	200,292	$7.91	2,093,275	$7.16	6.8

7.	Business segments and geographic information
The company monitors its operations as a single enterprise and therefore believes that it has one operating segment, which is telecommunication satellite services.

The geographic source of the company’s revenues, based on the billing addresses of the customers, for the years ended December 31, 2003 and 2002 is as follows:

	(in thousands of U.S. dollars)

	2003	2002

North America	$76,426	$74,861
Latin America	27,740	24,577
Europe (including Commonwealth of Independent States)	47,713	48,779
Asia Pacific	8,434	10,096
India, Middle East and Africa	45,282	36,170

Total	$205,595	$194,483

8.	Significant customers
Certain shareholders are the principal customers of the company. These shareholders accounted for approximately 47% and 53% of total revenues for years ended December 31, 2003 and 2002, respectively.

The company has one customer in 2003 representing more than 10% of revenues. This significant customer represented 16% and 19% of total revenues for the years ended December 31, 2003 and 2002, respectively.

9.	List of significant subsidiaries
The significant subsidiaries as of December 31, 2003 are:

Name	Location	% ownership

New Skies Networks, Inc.	Delaware, U.S.A.	100%
New Skies Satellites, Inc.	Delaware, U.S.A.	100%
New Skies Satellites Asset Holding, Inc.	Delaware, U.S.A.	100%
New Skies Networks Pty Ltd.	New South Wales, Australia	100%
New Skies Networks (UK) Ltd.	London, United Kingdom	100%
New Skies Satellites (UK) Ltd.	London, United Kingdom	100%
New Skies Satellites MAR B.V.	The Hague, The Netherlands	100%
New Skies Satellites Kazakhstan B.V.	The Hague, The Netherlands	100%
New Skies Satellites Argentina B.V.	The Hague, The Netherlands	100%
New Skies Satellites Singapore B.V.	The Hague, The Netherlands	100%
New Skies Satellites India B.V.	The Hague, The Netherlands	100%
New Skies Satellites Brazil Ltda.	São Paulo, Brazil	100%

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Additional information

The following three paragraphs contain a brief summary of certain provisions of the Articles of Association of New Skies Satellites N.V. (the ‘company’).

Appropriation and determination of profits
According to the Articles of Association, dividends are payable out of profits shown in the annual accounts, as signed by the members of the Board of Management and the Supervisory Board and adopted by the General Meeting of Shareholders. Profits that are not reserved may be distributed to shareholders pursuant to a shareholder’s resolution, provided that the distribution does not reduce shareholders’ equity below the statutory legal minimum, which is the sum of paid and called-up capital and reserve that must be retained on the basis of the law and the Articles of Association. Any dividends and distributions that are not claimed within five years after they are payable become the property of the company. In addition, with the prior approval of the Supervisory Board, the Board of Management may:

•	Decide that all or part of the profit should be reserved and not be made available for distribution to shareholders.

•	Declare interim dividends from the distributable profits of the company from any financial year before the Annual General Meeting of the Shareholders for such year, provided that the level of equity allows for this.

•	Pay declared dividends from the company’s existing share premium and freely distributable reserves.

The Articles of Association require that the financing preference shares and governance preference shares must be paid their dividends, if any, before any dividend can be paid to holders of ordinary shares.

Subject to Shareholder approval in May 2004, the Board of Management, with approval of the Supervisory Board, proposes that the net income for the year ended December 31, 2003 of $11.8 million will be added to retained earnings less a final dividend distribution of $0.04 per share.

Voting rights
Each ordinary share of the company entitles the holder to one vote at the Annual General Meeting of Shareholders on each matter presented to shareholders for a vote. All shareholder resolutions shall be adopted with an absolute majority of the votes validly cast unless otherwise specified in the Articles of Association.

Adoption of the annual accounts
The annual accounts shall be signed by all members of the Board of Management and the Supervisory Board. Upon signing, the annual accounts will be submitted to the General Meeting of Shareholders for adoption. Prior to the annual accounts being adopted by the General Meeting of Shareholders, an auditor must express an opinion thereon and issue a statement in respect thereof. As provided by the company’s Articles of Association, adoption of the annual accounts by the shareholders discharges the Board of Management and the Supervisory Board from liability for the performance of their respective duties for the past financial year.

Independent auditors’ report

We have audited the financial statements of New Skies Satellites N.V., The Hague, The Netherlands for the year ended December 31, 2003 as well as certain related footnote information contained in the consolidated financial statements of New Skies Satellites N.V. and subsidiaries. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of New Skies Satellites N.V. give a true and fair view of the financial position of the company as of December 31, 2003 and of the result for the period then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the legal requirements for financial statements as included in Part 9, Book 2 of the Netherlands Civil Code.

Deloitte Accountants
Amsterdam, The Netherlands
January 28, 2004

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New Skies Satellites N.V. Annual Report 2003

www.newskies.com

New Skies Satellites N.V.
Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

T +31 70 306 41 00
F +31 70 306 41 01

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By: /s/ Andrew Browne

Name:	Andrew Browne
Title	CFO and Management Board Member

Date:	April 14, 2004